FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica – 2010 First quarter financial results	2

Quarterly results
January — December 2009
TABLE OF CONTENTS

• TELEFÓNICA GROUP	2

Market Size	2

Consolidated Results	4

Financial Data	8

• RESULTS BY REGIONAL BUSINESS UNITS	14

• Telefónica España	14

• Wireline Business	15

• Wireless Business	16

• Telefónica Latinoamérica	21

• Brazil	23

• Argentina	25

• Chile	27

• Peru	29

• Colombia	31

• México	33

• Venezuela	34

• Central America	35

• Ecuador	35

• Telefónica Europe	45

• Telefónica O2 UK	46

• Telefónica O2 Germany	47

• Telefónica O2 Ireland	48

• Telefónica O2 Czech Republic	48

• Other Companies	55

• Atento Group	55

• ADDENDA	57

Key Holdings of the Telefónica Group and its Subsidiaries	57

Significant Events	58

Changes to the Perimeter	59

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January – March 2010 Results Telefónica     1

TELEFÓNICA GROUP
Market Size
January – March 2010 Results Telefónica    2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January - March
	2010	2009	% Chg

Final Clients Accesses	269,216.3	257,700.8	4.5
Fixed telephony accesses (1)	42,002.4	42,439.2	(1.0)
Internet and data accesses	17,895.6	14,736.1	21.4
Narrowband	1,737.7	1,798.2	(3.4)
Broadband (2)	15,996.2	12,778.5	25.2
Other (3)	161.7	159.4	1.4
Mobile accesses	206,704.7	198,177.8	4.3
Pre-pay	144,882.8	142,966.3	1.3
Contract	61,821.9	55,211.5	12.0
Pay TV	2,613.6	2,347.7	11.3

Wholesale Accesses	4,052.6	3,654.3	10.9
Unbundled loops	2,313.1	1,886.7	22.6
Shared ULL	380.1	584.8	(35.0)
Full ULL	1,933.0	1,301.9	48.5
Wholesale ADSL (4)	526.6	513.9	2.5
Other (5)	1,212.9	1,253.7	(3.3)

Total Accesses	273,268.9	261,355.1	4.6

Notes:

•	Year-on year changes affected by the disconnection of inactive customers in December 2009.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes Unbundled Lines by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR).
January – March 2010 Results Telefónica    3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit (Telefónica España, Telefónica Latinoamérica and Telefónica Europe), in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts have been excluded from the operating results for each Group region. At the same time, the impacts derived from projects managed at a centralized level are included at a regional level. In any case, these effects do not have an impact on consolidated results.
In line with this reorganisation, Telefónica has included in Telefónica España, Telefónica Latinoamérica and Telefonica Europe all the information related to the fixed, mobile, cable, Internet and pay tv businesses, in accordance with its geographic allocation. The “Other companies” heading includes the Atento Business and other holding companies and eliminations in the consolidation process.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Spain, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this market and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment —, from the first quarter of 2010 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica España, providing breakdown by business only at a revenue level. The Company will continue to report all the operating metrics previously reported.
At the same time, effective from January, 1st, 2010, the Company provides information on total broadband accesses, fixed and mobile, both at the Group and at the region level.
With regard to financial results, it is worth mentioning that during 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that according to International Financial Reporting Standards (IFRS) led to consider as hyperinflationary from January 1st, 2009. As a result, the financial results of Telefónica Group and, therefore, those of Telefónica Latinoamérica and the Atento Group published in March 2009 were restated taking into consideration the above mentioned effects.
Definitions
Organic growth, in financial terms, assumes constant exchange rates as of Q1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-March) in 2010. Telyco Morocco results are excluded in January-March 2009. Excludes hyperinflationary accounting in Venezuela in both years.
In terms of KPIs, Hansenet accesses are excluded, being this asset included in the Group consolidated perimeter from mid-February 2010. On the other hand, accesses from Medi Telecom are excluded from Group’s mobile accesses, after its disposal in the fourth quarter of 2009.
Growth ex-regulatory impacts: Mobile termination rate cuts are excluded.
Comparable growth in T. España: Excludes the following effects: Universal Service Obligation: +75 million euros in revenues and +22 million euros in OIBDA in the first quarter of 2009; real state capital gains: +0.4 million euros in OIBDA in the first quarter of 2009, sale of Telyco Morocco from the consolidation perimeter: +17 million euros in revenues and +0.7 million euros in OIBDA in the first quarter of 2009 and TV tax: -38 million euros in OIBDA in the first quarter of 2010.
Efficiency ratio definition: Last twelve months (OpEx+CapEx-Internal expenses capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.
January – March 2010 Results Telefónica    4

TELEFÓNICA GROUP
Consolidated Results
The results for the first quarter of the year reflect the strategic priorities established by the Company for 2010, which are focused on capturing the growth opportunities in its markets to boost revenue, reinvesting efficiency gains to foster revenue expansion, while maintaining high profitability and strong cash flow generation.
The results for the first quarter are in line with the Company’s expectations and its financial targets for the full year announced in February, which point to an acceleration in the pace of the Group growth over the coming quarters.
In line with these priorities, in the first three months of 2010 the Company has intensified its commercial activity, focusing in particular on the highest value segments and on strong growth services, to strengthen its positioning for future growth. As a result, the gross adds increased by 16.9% year-on-year, with a slight improvement in the Group churn to stand at 2.2% (-0.1 p.p. year-on-year), despite the intense competitive pressure in its main markets, thanks to the quality and attractive services portfolio and efficient management of customer loyalty and retention activities. As a result, total net adds in the quarter stood at 4.3 million in organic terms, 2.6 times higher than in the first quarter of 2009.
Total accesses grew by 6.1% year-on-year in organic terms to around 273 million, showing an acceleration of 1.0 percentage points compared to year-end 2009 growth figure. This growth was underpinned by the year-on year increase in wireless (+8.7% in organic terms), fixed broadband (+8.7% in organic terms) and pay TV (+9.3% in organic terms) accesses. Broadband accesses (retail+wholesale) surpassed the 35 million mark in the quarter, with solid year-on-year increases both in the fixed retail broadband (+8.7% in organic terms; +25.2% reported) and in the mobile broadband (+97.5%) accesses.
By region, the growth rates reported by Telefónica Europa (+6.7% year-on-year organic) and Telefónica Latinoamérica (+8.1% year-on-year) were especially noteworthy. By access type:
•
Telefónica Group had over 206 million mobile accesses at the end of March, with net adds of 4.4 million accesses in the quarter, 2.5 times higher than in the first quarter of 2009 in organic terms. It is noteworthy the performance of the contract segment in the first quarter, representing 53% of total net adds in the quarter (44% in the same period of 2009), to reach 2.3 million accesses. As a result, at the end of March, contract customers accounted for almost 30% of total wireless accesses of the Group.

By region, year-on-year growth in net adds was especially impressive in Spain (+189 thousand accesses in the first quarter of 2010 versus 10 thousand in the same period of 2009) and Latin America (+3.7 million accesses, almost tripling the figure reported in January-March 2009). In terms of volume, the main drivers of net adds in the quarter were Brazil (2.2 million), Mexico (0.4 million), Germany (0.4 million), Colombia (0.3 million) and Spain (0.2 million).

Mobile broadband accesses also registered significant growth, reaching close to 16 million at the end of March.

•
Retail broadband accesses stood at around 16 million, solid year-on-year organic growth of 8.7%. In the first quarter of 2010 net adds in organic terms stood at 0.4 million accesses, up 30.6% compared with the same period in 2009. The highest net adds were reported in Brazil (163 thousand accesses) — Telesp set a new record, obtaining the best first-quarter figure since the launch of the broadband services – and Spain (102 thousand accesses), with net adds more than doubling the figure in the first quarter of 2009 and exceeding net adds for the first half of last year.

The weighting of bundled voice, broadband and pay TV packages, which play a key role in churn management, continues to grow. In Spain 89% of retail broadband accesses are bundled as part of a dual or triple service package, while in Latin America 57% of broadband accesses are bundled as part of a dual or triple package.

•
Pay TV accesses stood at 2.6 million at the end of March 2010, up 9.3% year-on-year in organic terms. It is worth mentioning that the Company now offers pay TV services in Spain, the Czech Republic, Germany, Peru, Chile, Colombia, Brazil and Venezuela.

The sequential revenue growth trend, initiated in 2009, was consolidated in the first quarter of the year, on the back of the higher commercial activity posted in the last quarters. Group revenue reached 13,932 million euros, increasing by 1.7% in reported terms (-2.1% in full year 2009), with an organic growth of 0.9% compared with the same period in 2009. Stripping out regulatory impacts, organic revenue growth stands at 2.4% year-on-year.
Particularly noteworthy is the significant increase in revenues at Telefónica Latinoamérica, which contributed 2.1 percentage points to organic growth and, to a lesser extent, at Telefonica Europe, which contributed 0.4 percentage points. Also worth noting, once again, is the improved revenue performance from Telefónica España in comparable terms, with a slowdown in the pace of year-on-year decline of 0.6 percentage points, mainly driven by improved wireless revenues.
January – March 2010 Results Telefónica    5

TELEFÓNICA GROUP
Consolidated Results
The positive impact from foreign exchange rates contributed 0.1 percentage points to revenue growth excluding the impact from hyperinflationary accounting, while changes in the consolidation perimeter added 0.7 percentage points, also excluding the adjustment from hyperinflationary accounting.
By service, broadband connectivity revenues (fixed and wireless) and revenues from applications and new services continued to increase their contribution to Group revenues, adding 2.3 percentage points to organic revenue growth in the first quarter.
In absolute terms, it is worth highlighting that two thirds of Group revenues are now generated outside Spain (Telefónica Latinoamérica accounts for 40.4% of the total, while Telefonica Europe contributes 25.0%).
Telefónica Group’s operating expenses in January-March 2010 amounted to 9,021 million euros, posting a 3.1% increase from the same period in 2009 in organic terms (+5.0% in reported terms), explained by higher personnel and external services expenses.
Supply expenses remained stable year-on-year in reported terms compared with the first quarter of 2009, amounting to 4,024 million euros. In organic terms, supply expenses fell 1.1% year-on-year. This decline is mainly due to lower interconnection costs after the mobile termination rates cuts applied in different countries in the last twelve months.
Personnel expenses rose 6.7% year-on-year in organic terms to 1,842 million euros (+8.8% in reported terms). The average number of employees in the first quarter of the year was 259,209 employees (+2,577 employees more than the first quarter of 2009 average), mainly due to the larger workforce at the Atento Group. Excluding the Atento Group workforce, the average number of employees in Telefonica Group was close to 1% higher than in the same period of last year, to stand at 125,707 employees.
External service expenses (2,660 million euros) rose 9.6% year-on-year in the first quarter in organic terms (+13.3% in reported terms). This increase is largely due to the higher commercial costs in all countries and increased customer and network management expenses at Telefónica Latinoamérica.
Operating income before depreciation and amortisation (OIBDA) totalled 5,114 million euros in the first quarter (-4.1% in reported terms; -3.4% in organic terms), reflecting the increased commercial activity and the strong focus on the contract segment at the wireless business and the negative impact of regulatory measures and non-recurrent effects, that account for 2.6 percentage points of the year-on-year change, and mainly affect the OIBDA of Telefónica España (which is also affected by the loss of higher margin revenues in the current economic environment) and of Telefonica Europe.
By geographies, particularly noteworthy is the increased contribution to OIBDA of Telefónica Latinoamérica which, together with Telefonica Europe, account for 58.1% of Group OIBDA.
The Company continues to maintain a high level operating efficiency, which is reflected in the OIBDA margin, at 36.7% (-1.6 percentage points in organic terms).
Depreciation and amortisation in the first quarter of 2010 totalled 2,184 million euros, down 4.8% year-on-year in organic terms, with the three regions contributing to this decline. In reported terms, depreciation and amortisation was up 0.4% year-on-year.
In the first quarter of the year, operating income (OI) amounted to 2,930 million euros, down 2.4% year-on-year in organic terms (-7.2% in reported terms).
Profit from associates amounted to 36 million euros (versus 5 million euros in the same period in 2009), mainly as a result of increased profits from the Company’s stake in Portugal Telecom and reduced losses from its stake in Telco, S.p.A.
Net Financial Results at the end of March 2010 amounted to -573 million euros (-26.0% versus the first quarter of 2009), leaving the average cost of debt at 5.0%. Year-on year performance is explained mainly by:
•	Changes in the foreign exchange gains and losses up to March 2010 yielded a lower expense of 66 million euros in comparison with March 2009.
January – March 2010 Results Telefónica    6

TELEFÓNICA GROUP
Consolidated Results
•	A 63 million euros decrease in expenses due to interest rate drops captured throughout last year mainly in European currencies.

•
Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated a lower expense of 48 million euros in comparison with the same period of the previous year.

•	Changes in Venezuela’s hyperinflation effect yielded a lower expense of 42 million euros.

•	An increase of 3.1% in the average debt has generated expenses of 17 million euros.
Free cash flow generated by the Telefónica Group up to the end of March 2010 amounted to 1,225 million euros of which 446 million euros were devoted to the acquisition of Telefónica treasury shares, and 243 million euros to commitment cancellations derived mainly from the pre-retirements plans. In addition, there was a net payment of 1,213 million euros due to financial investments and divestments. As a result, net financial debt increased by 678 million euros in the quarter. On the other hand, net debt increased by an additional 1,053 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to an increase of 1,730 million euros with respect to the net financial debt at the end of 2009 (43,551 million euros), leaving the final figure in March 2010 at 45,281 million euros.
The leverage ratio, net debt over OIBDA, stands at 2.2 times at March 2010, increasing from December 2009 reported ratio, mainly as a result of the increase in net debt due to the foreign exchange impact (Venezuela devaluation and the Colombian peso appreciation versus the euro) and the higher financial investments made during this period, among them, the payment of the HanseNet acquisition (912 million euros) and Jajah (145 million euros).
During the first quarter of 2010, the financing activity of Telefonica Group, excluding short term Commercial Paper Programmes activity, rose to nearly 2,200 million euros. Out of this figure, around 1,800 million of equivalent euros have been raised at Telefónica, S.A. level with the objective of financing in advanced 2011 debt maturities, given that the Group’s cash position already exceeds 2010 maturities. To highlight the 5 years Euro-denominated bond issue for an amount of 1,400 million euros raised in March and the loan facility for telecom equipment purchases for an amount of nearly 500 million dollars with the guaranty of the Swedish Export Credit Agency (EKN).
During the first quarter, we have proceeded to pay back banking debt (syndicate facility) maturing in 2011 for an amount of 1,000 million euros.
Telefonica S.A. and its holding companies have continued active during the first quarter of the year under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of approximately 1,300 million euros.
Regarding Latin America, Telefonica’s subsidiaries have tapped the capital markets up to March 2010 for an amount of nearly 400 million equivalent euros, mainly for refinancing 2010 maturities.
At the end of March 31st, bonds and debentures represented 64%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 36% weight.
In the first quarter of 2010 income taxes totalled 714 million euros, implying a tax rate of 29.8%.
Losses attributable to minority interests reduced net profit at the end of March by 23 million euros (-31 million euros through March 2009), mainly due to minority interests in the profits of Telesp, Telefónica O2 Czech Republic and in the losses of Telefónica Telecom. This year-on-year change is explained by the lower profits attributable to minority interests in Telefónica O2 Czech Republic and the increased losses at Telefónica Telecom.
As a result of the above, consolidated net income in January-March 2010 stood at 1,656 million euros, up 2.0% from the first quarter of 2009 in reported terms, while basic earnings per share stood at 0.36 euros, up 2.6% year-on-year.
CapEx in the first quarter stood at 1,191 million euros (-0.2% year-on-year in organic terms), with investment in growth and transformation projects prioritised (73% of the total in the first quarter of 2010), particularly those serving to meet demand for fixed and wireless broadband services.
As a result operating cash flow (OIBDA-CapEx) remained high in the quarter at 3,923 million euros (-4.3% year-on-year in organic terms; -5.1% in reported terms). This performance was driven by the lower contribution by Telefónica España (-9.2% in comparable terms to 1,820 million euros), which offsets the growth at Telefónica Latinoamérica (+2.6% in organic terms to 1,577 million euros) and at Telefonica Europe (+7.4% in organic terms to 583 million euros).
Finally, economies of scale and efficient management of operating expenses and investment enabled an efficiency ratio of 74.5% to be achieved, a year-on-year improvement of 1.0 percentage points.
January – March 2010 Results Telefónica    7

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Revenues	13,932	13,698	1.7
Internal exp capitalized in fixed assets	150	155	(3.5)
Operating expenses	(9,021)	(8,587)	5.0
Supplies	(4,024)	(4,027)	(0.1)
Personnel expenses	(1,842)	(1,693)	8.8
Subcontracts	(2,660)	(2,347)	13.3
Bad Debt Provisions	(216)	(215)	0.8
Taxes	(278)	(305)	(8.8)
Other net operating income (expense)	23	64	(64.2)
Gain (loss) on sale of fixed assets	5	6	(23.7)
Impairment of goodwill and other assets	25	(2)	c.s.
Operating income before D&A (OIBDA)	5,114	5,334	(4.1)
OIBDA margin	36.7%	38.9%	(2.2 p.p. )
Depreciation and amortization	(2,184)	(2,176)	0.4
Operating income (OI)	2,930	3,158	(7.2)
Profit from associated companies	36	5	n.m.
Net financial income (expense)	(573)	(775)	(26.0)
Income before taxes	2,393	2,388	0.2
Income taxes	(714)	(735)	(2.8)
Income from continuing operations	1,679	1,653	1.6
Income (Loss) from discontinued ops.	0	(5)	c.s.
Minority interest	(23)	(31)	(23.9)
Net income	1,656	1,623	2.0
Weighted average number of ordinary shares outstanding during the period (millions)	4,543	4,568	(0.5)
Basic earnings per share (euros)	0.36	0.36	2.6

Notes:

•
HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively, and the perimeter of consolidation of Telefónica España excludes Telyco Morocco since January 1st, 2010.

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January – March 2010 Results Telefónica    8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - March			January - March			January - March
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	Chg

Telefónica España (1)	4,633	4,913	(5.7)	2,153	2,402	(10.4)	46.5%	48.9%	(2.4 p.p.	)
Telefónica Latinoamérica	5,626	5,398	4.2	2,056	2,061	(0.3)	36.5%	38.2%	(1.6 p.p.	)
Telefónica Europe	3,486	3,245	7.4	914	883	3.6	26.2%	27.2%	(1.0 p.p.	)
Other companies and eliminations	187	142	31.8	(9)	(11)	(23.4)	n.m.	n.m.	n.m.
Total Group (2)	13,932	13,698	1.7	5,114	5,334	(4.1)	36.7%	38.9%	(2.2 p.p.	)

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January - March			January - March			January - March
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	% Chg

Telefónica España (1)	1,660	1,871	(11.3)	333	334	(0.1)	1,820	2,068	(12.0)
Telefónica Latinoamérica	1,109	1,168	(5.1)	479	474	1.1	1,577	1,587	(0.7)
Telefónica Europe (2)	205	163	25.7	331	356	(7.0)	583	527	10.7
Other companies and eliminations	(44)	(44)	0.4	48	35	38.3	(57)	(46)	22.9
Total Group (2)	2,930	3,158	(7.2)	1,191	1,198	(0.6)	3,923	4,136	(5.1)

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)
Since January 1st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Marruecos. In comparable terms revenues of Telefónica España would decline by 3.9%, OIBDA would decrease by 7.9% and OpCFwould drop 9.2%. Comparable terms exclude Universal Service: 75 million euros in revenue and 22 million eurosin OIBDA in the first quarter of 2009; real estate capital gains: 0.4 million euros in OIBDA in the first quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: 17 million euros in revenue and 0.7 million euros in OIBDA in the first quarter of 2009 and TV tax: 38 million euros in OIBDA in the first quarter of 2010.

(2)	HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively.
January – March 2010 Results Telefónica    9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	March 2010	December 2009	% Chg

Non-current assets	85,672	84,311	1.6
Intangible assets	15,961	15,846	0.7
Goodwill	19,557	19,566	(0.0)
Property, plant and equipment and Investment property	32,646	32,003	2.0
Non-current financial assets and investments in associates	11,793	10,925	7.9
Deferred tax assets	5,716	5,971	(4.3)
Current assets	21,993	23,830	(7.7)
Inventories	845	934	(9.5)
Trade and other receivables	10,638	10,622	0.2
Current tax receivable	996	1,246	(20.1)
Current financial assets	1,618	1,906	(15.1)
Cash and cash equivalents	7,882	9,113	(13.5)
Non-current assets classified as held for sale	13	9	46.9

Total Assets = Total Equity and Liabilities	107,665	108,141	(0.4)

Equity	23,926	24,274	(1.4)
Equity attributable to equity holders of the parent	21,246	21,734	(2.2)
Minority interest	2,681	2,540	5.5
Non-current liabilities	55,869	56,931	(1.9)
Long-term financial debt	46,540	47,607	(2.2)
Deferred tax liabilities	3,074	3,082	(0.2)
Long-term provisions	5,029	4,993	0.7
Other long-term liabilities	1,226	1,249	(1.9)
Current liabilities	27,870	26,936	3.5
Short-term financial debt	11,371	9,184	23.8
Trade and other payables	7,491	7,365	1.7
Current tax payable	2,557	2,766	(7.6)
Short-term provisions and other liabilities	6,452	7,621	(15.3)

Financial Data

Net financial Debt (1)	45,281	43,551	4.0

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt — Short term financial investments — Cash and cash equivalents — Long term financial assets and other non-current assets.

Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January – March 2010 Results Telefónica    10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - March
		2010	2009	% Chg

I	Cash flow from operations	4,376	4,558	(4.0)
II	Net interest payment (1)	(891)	(844)
III	Payment for income tax	(532)	(512)
A=I+II+III	Net cash provided by operating activities	2,953	3,202	(7.8)
B	Payment for investment in fixed and intangible assets	(1,969)	(2,064)
C=A+B	Net free cash flow after CapEx	984	1,138	(13.6)
D	Net Cash received from sale of Real Estate	2	28
E	Net payment for financial investment	(1,215)	(86)
F	Net payment for operations with minority shareholders and treasury stock (2)	(448)	(299)
G=C+D+E+F	Free cash flow after dividends	(678)	782	c.s.
H	Effects of exchange rate changes on net financial debt	1,945	(28)
I	Effects on net financial debt of changes in consolid. and others	(892)	333
J	Net financial debt at beginning of period	43,551	42,733
K=J-G+H+I	Net financial debt at end of period	45,281	42,256	7.2

(1)	Including cash received from dividends paid by subsidiaries that are not under the full consolidation method.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are under full consolidation method.

•	Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

OIBDA	5,114	5,334	(4.1)
- CapEx accrued during the period	(1,191)	(1,198)
- Payments related to cancellation of commitments	(243)	(226)
- Net interest payment	(891)	(844)
- Payment for tax	(532)	(512)
- Results from the sale of fixed assets	(5)	(6)
-Investment In working capital and other deferred income and expenses	(1,268)	(1,409)
= Net Free Cash Flow after CapEx	984	1,139	(13.6)
+ Net Cash received from sale of Real Estate	2	28
- Net payment for financial investment	(1,215)	(86)
- Net payment for operations wirh minority shareholders and treasury stock	(448)	(299)
= Free Cash Flow after dividends	(678)	783	c.s.
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Net Free Cash Flow after CapEx	984	1,138	(13.6)
+ Payments related to cancellation of commitments	243	226
- Operations with minority shareholders	(2)	(9)
= Free Cash Flow	1,225	1,355	(9.6)
Weighted average number of ordinary shares outstanding during the period (millions)	4,543	4,568
= Free Cash Flow per share (euros)	0.27	0.30	(9.1)

Note:
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

•	Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January – March 2010 Results Telefónica    11

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		March 2010

	Long-term debt (1)	47,056
	Short term debt including current maturities	11,371
	Cash and cash equivalents	(7,882)
	Short and Long-term financial investments (2)	(5,264)
A	Net Financial Debt	45,281
	Guarantees to IPSE 2000	71
B	Commitments related to guarantees	71
	Gross commitments related to workforce reduction (3)	4,063
	Value of associated Long-term assets (4)	(808)
	Taxes receivable (5)	(1,131)
C	Net commitments related to workforce reduction	2,124
A + B + C	Total Debt + Commitments	47,477
	Net Financial Debt / OIBDA (6)	2.2x
	Total Debt + Commitments/ OIBDA (6)	2.3x

(1)	Includes “long-term financial debt” and 517 million euros of “other long-term debt”.

(2)	Current financial assets and 3,645 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on March 2010 OIBDA excluding results on the sale of fixed assets.

•	Note: 2010 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	March 2010
	EUR	LATAM	GBP	CZK	USD

Currency mix	68%	15%	8%	5%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody’s	Baa1	P-2	Positive	17/ 02/ 2009
JCR	A	—	Stable	17/ 12/ 2008
S&P	A-	A-2	Stable	02/ 12/ 2008
Fitch/ IBCA	A-	F-2	Stable	25/ 11/ 2008
January – March 2010 Results Telefónica    12

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Mar 2010	Jan - Mar 2009	March 2010	December 2009

USA (US Dollar/ Euro)	1.383	1.303	1.348	1.441
United Kingdom (Sterling/ Euro)	0.887	0.909	0.890	0.888
Argentina (Argentinean Peso/ Euro)	5.311	4.618	5.227	5.474
Brazil (Brazilian Real/ Euro)	2.491	3.016	2.401	2.508
Czech Republic (Czech Crown/ Euro)	25.877	27.588	25.445	26.465
Chile (Chilean Peso/ Euro)	717.648	789.889	706.919	730.460
Colombia (Colombian Peso/ Euro)	2,687.312	3,134.796	2,590.499	2,941.176
Guatemala (Quetzal/ Euro)	11.306	10.366	10.764	12.035
Mexico (Mexican Peso/ Euro)	17.683	18.705	16.800	18.812
Nicaragua (Cordoba/ Euro)	29.001	26.026	28.431	30.023
Peru (Peruvian Nuevo Sol/ Euro)	3.941	4.153	3.831	4.165
Uruguay (Uruguayan Peso/ Euro)	27.180	30.676	26.219	28.275
Venezuela (Bolivar Fuerte/ Euro) (3)	5.796	2.802	5.796	3.097

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 31/ March/ 10 and 31/ December/ 09.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/ Euro.
January – March 2010 Results Telefónica    13

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España1
During the first quarter of the year, fully aligned with its strategic priorities for 2010, Telefónica España posted a strong commercial activity, which was particularly outstanding in the highest growing services. Thus, Telefónica maintained its sound market leadership while strengthening its positioning for future growth.
Again this quarter, it is noteworthy the revenue performance improvement posted by the Company on a comparable basis, as the pace of the year-on-year decline slowed down by 0.6 percentage points versus the previous quarter, and by 1.8 percentage points year-on-year.
At the end of March 2010, the Company had a total of 47.0 million accesses, after registering 247 thousand net adds in the quarter, driven by increasing gross adds and churn rate contention. It is worth underlying the acceleration in the year-on-year growth posted by retail fixed broadband Internet and Pay TV accesses and the wireless contract segment:
•
Quarterly net adds in retail fixed broadband Internet accesses (102 thousand) virtually doubled those recorded in the first and fourth quarter of 2009, driving the total to surpass the 5.5 million mark (+5.4% year-on-year, compared to growth of 4.4% as of December 2009).

•	Pay TV customers rose 21.2% on March 2009 (+14.8 % as of December 2009), with net adds of 30 thousand accesses during the quarter (compared to a net loss in the first quarter of 2009).

•
In the wireless business, contract customers grew by 6.7% year-on-year (versus +5.3% as of December 2009), having registered 197 thousand net adds in the quarter (versus a net loss in the same quarter of 2009), boosted by mobile broadband services, bringing total wireless customer base to 23.7 million at the end of March 2010. Mobile broadband accesses surpassed 3 million at the end of the quarter, more than 2.2 times the figure as of March 2009, of which 2.3 million were monthly wireless flat-rate data plans (2.2 times compared to the previous year).

Revenues totalled 4,633 million euros in the first three months of 2010, down 3.9% on a comparable basis (-4.5% in the fourth quarter of 2009). The healthier performance this quarter was mainly driven by improving wireless revenues trend, as service revenues decline slowed down by 0.6 percentage points compared to the fourth quarter of 2009, to post a 7.1% year-on-year decline; additionally handset sales revenues performance improved in the quarter. Worth of highlight is the strong growth of wireless data connectivity revenues (+68.5%) in the first quarter of 2010 versus the same quarter of 2009).
Reported revenues declined 5.7% year-on-year, reflecting the recognition in the first quarter of 2009 of the Universal Service Obligation (75 million euros) and the exit from the consolidation perimeter of Telyco Morocco (revenue contribution in the first quarter of 2009 of 17 million euros).
Operating expenses totalled 2,545 million euros in the first three months of 2010, virtually stable year-on-year (-0.8% in reported terms; +0.5% comparable). Breakdown by component, on a comparable basis follows:
•	External service expenses were flat as the higher commercial expenditure was offset by the contention of overhead and network costs.

•	Personnel expenses increased 1.0% year-on-year, with Telefónica España Group headcount of 35,262, by the end of March 2010.

•	Supply costs rose 2.1% year-on-year (+0.5% year-on-year in reported terms), mainly due to higher mobile equipment expenses, which offset the drop in interconnection costs.

[1]
Since January 1st; 2010, Telefónica España’s consolidation perimeter does not include Telyco Morocco. The comparable basis excludes the following effects: Universal Service Obligation: +75 million euros in revenues and +22 million euros in OIBDA in the first quarter of 2009; property capital gains: +0.4 million euros in OIBDA in the first quarter of 2009, exit of Telyco Morocco from the consolidation perimeter: +17 million euros in revenues and +0.7 million euros in OIBDA in the first quarter of 2009 and TV tax: -38 million euros in OIBDA in the first quarter of 2010.

January – March 2010 Results Telefónica    14

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•
Taxes fell by 2.5% year-on-year, 13.1% in reported terms, primarily due to the recognition in the first quarter of 2009 of 54 million related to the Universal Service Obligation, and the recognition in the first quarter of 2010 of 38 million euros related to the TV tax.

•	Bad debt provisions declined 24.5% year-on-year compared to the first quarter of 2009, reflecting the Company’s efforts to improve the bad debt level.
Operating income before depreciation and amortization (OIBDA) reached 2,153 million euros in the quarter, posting a year-on-year decline of 7.9% on a comparable basis, in line with the performance posted in the last quarter of 2009 (-7.5% year-on-year). This performance is mainly the result of the remarkable increase in commercial activity compared to the first quarter of 2009, and the loss of higher-margin revenues associated with wireline and wireless voice traffic and traditional access. On a comparable basis, the OIBDA margin stood at 47.3% in the first quarter (down 2.1 percentage points year-on-year), recording a 1.5 percentage points improvement over the last quarter of 2009.
Reported OIBDA meanwhile was 10.4% down in the first quarter of 2010, with OIBDA margin at 46.5%.
CapEx totalled 333 million euros in the first quarter, similar to that registered in the first quarter of 2009, underpinned by higher investment in strong growth businesses, such as mobile broadband.
Operating cash flow (OIBDA-CapEx) amounted to 1,820 million euros in the three months ended March 2010, showing a year-on-year decline of 9.2% on a comparable basis (-12.0% reported).
COMMERCIAL ACTIVITY AND REVENUE PERFORMANCE BY BUSINESS UNIT
WIRELINE BUSINESS2
At quarter-end, the wireline access market in Spain showed an estimated decreased of 0.6% on March 2009, although according to estimates the market seems to have posted slight growth through the first quarter. Against this backdrop, the Company’s wireline accesses in service (retail wireline telephony accesses, wholesale line rental, fully unbundled loops, and naked wholesale ADSL) increased by around 9 thousand during the quarter, recording a slowdown in the pace of its year-on-year decline to 1.4% at the end of March (compared to -2.4% as of December 2009 ).
The Company’s retail wireline telephony accesses stood at 13.9 million at the end of March 2010 (15.0 million in March 2009), on the back of ongoing loop unbundling. Accordingly, the Company’s estimated market share at the end of March stood roughly at 72%. It is worth highlighting the significant improvement seen in the quarterly net loss year-on-year decline (278 thousand; with a 13.6% year-on-year decline), and the stabilization with respect to the last quarter of 2009 (-1.7% versus the fourth quarter of 2009). Additionally, it should be also noted that the loss of retail wireline telephony accesses was more than offset in the quarter by net growth in wholesale accesses, which ultimately generate revenue for the Company.
The number of pre-selected lines continued to decline (by almost 130 thousand during the quarter), to 0.9 million lines at the end of the quarter.
Telefónica remains market leader in wireline broadband Internet accesses with an estimated market share at around 55%, with its customer base was approaching the 5.6 million mark by the end of the quarter (+5.4% on March 2009). It is worth highlighting the sharp pickup in the quarter of net adds, up to 102 thousand, virtually doubling that recorded in the same period of the previous year, and surpassing the registered in the first half of 2009. At the end of March, total estimated market topped 10.1 million accesses, posting an estimated 8.3% year-on-year growth, showing signs of recovery in recent months.
The Company’s wholesale indirect broadband accesses totalled 419 thousand (+3.3% year-on-year), driven by naked wholesale ADSL accesses. Unbundled loops net adds came in to around 107 thousand in the quarter, to total more than 2.2 million, of which nearly 17% are shared access loops, and the remainder are fully unbundled loops (including 490 thousand naked shared access loops). Shared access loops decreased by 68 thousand in the first quarter of 2010, while net adds in fully unbundled loops were lower compared to the previous quarter (174 thousand, of which 35% are naked shared access loops).

[2]
Since January 1st; 2010, Telefónica España’s consolidation perimeter does not include Telyco Morocco. The comparable basis excludes the following effects: Universal Service Obligation: 75 million euros in revenue in the first quarter of 2009 and the exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenue in the first quarter of 2009.

January – March 2010 Results Telefónica    15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Pay-TV accesses continued to post excellent growth, with net adds in excess of 30 thousand during the quarter (compared to net losses for the same period in 2009), surpassing the quarterly average recorded in 2009. This growth pushed the Company’s customer base to around 733 thousand (+21.2% year-on-year) resulting in a significant growth of its market share, to an estimated 18% at the end of March.
The total number of Dúo and Trío accesses accounts for 89% of the Company’s retail broadband Internet accesses.
Revenues amounted to 2,828 million euros in the three months ended March 2010, down 4.8% year-on-year on a comparable basis (-7.7% reported). Here, it should be noted that the wider year-on-year decline posted by wireline revenues on a comparable basis compared to the previous quarter (-2.9% year-on-year), results of the following impacts: -0.6 percentage points are explained by the lower contribution from the traditional business revenues, -0.8 percentage points are due to the seasonality of IT services revenues and lower data service revenues growth, and -0.7 percentage points are explained by the lower contribution from the unit’s subsidiaries. In the positive side, meanwhile, it is worth underlying that +0.3 percentage points are due to a greater contribution from broadband revenues. By item:
•
Traditional access revenues declined 9.5% year-on-year on a comparable basis, mainly driven by the lower number of accesses (-7.2% year-on-year) and lower average revenue per line. The reported decline in revenues was 18.7% year-on-year, significantly impacted by the booking of 75 million revenues associated with the recognition of the Universal Service Obligation in the first quarter of 2009.

•	Voice service revenues declined 10.9% year-o-year in the quarter, on the back of lower fixed-to-mobile and international traffic handled, and the growing weight of traffic under flat-rate plans.

•	Internet and broadband revenues declined 0.3% year-on-year in the first quarter of 2010:
•
Retail broadband service revenues stabilised its pace of year-or-year decline to 1.8% (versus -2.7% year-on-year in the previous quarter), mainly reflecting the higher growth in retail broadband accesses and a reduction in effective ARPU (-5.4% year-o-year in the first quarter of 2010 versus -6.4% in full year 2009)

•	Wholesale broadband revenues (+17.7% year-on-year) reflect the growth of unbundled loops and wholesale ADSL accesses.
•
Revenues from Data services posted healthy year-on-year growth of 8.3%, driven by increased revenue from leased circuits to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband. Stripping out intra-group revenue, growth would have stood at 3.1% in the first quarter.

•	Revenue from IT services continued posting a robust year-on-year growth of 7.2% in the quarter, though due to seasonality, this growth was lower compared to the previous quarter.
WIRELESS BUSINESS3
At the end of March 2010, Spanish wireless market estimated penetration stood at 122%, a year-on-year increase of 4 percentage points.
During the first quarter of 2010, Telefónica was significantly more active on the commercial front than during the same period of 2009, driven primarily by the higher volume of gross adds (+31.0% year-on-year). Thus, the Company remains with its leadership position by revenue share, being the company presenting the widest gap between revenue share and customer market share in Spain.
Wireless net adds amounted to 189 thousand accesses in the first quarter of 2010 (compared to 10 thousand recorded in the first quarter of 2009), surpassing the average quarterly net adds recorded in 2009, again boosted by the contract net adds that totalled 197 thousand this quarter.
The sharp growth in the contract customer base during the last twelve months (+6.7% year-on-year, accelerating by 1.5 percentage points compared to December 2009), drove the total number of wireless accesses to 23.7 million (+0.5% year-on-year, affected by the disconnection of 715 thousand inactive prepay lines in December 2009). At the end of March 2010, the contract segment accounted for 65.5% of the total Company’s mobile accesses.

[3]	For the purposes of calculating the ARPU figure, the comparable basis excludes from the first quarter of 2009 the 715 thousand inactive lines disconnected in the prepay segment in December 2009.
January – March 2010 Results Telefónica    16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
The churn rate stood at 2.2% in the quarter, in line with the fourth quarter of 2009 figure (stripping out the effect of the disconnection of inactive prepay lines). In the highest-value segments the churn rate remains well below the blended ratio, standing at 1.5% in the contract segment, broadly flat both year-on-year and quarter-on-quarter.
It is worth to be highlighted the year-on-year improvement in traffic, as in the first quarter of 2010, and for the first time since last quarter of 2008, this metric recorded a slight growth, notwithstanding heavy promotional campaigning throughout 2009. This consolidates the trend evidenced in recent quarters: traffic declined by 2.2% year-on-year in the fourth quarter of 2009, easing from a drop of 3.5% in the full year 2009, increasing by 0.1% in the first quarter of 2010.
The first quarter was also marked the third consecutive quarter of slight improvement in ARPU, on a comparable basis and excluding the impact of mobile termination rate cuts (-6.7% year-o-year versus -7.1% in the fourth quarter of 2009). Total ARPU stood at 25.6 euros (-7.4% year-on-year; -10.2% on a comparable basis), affected by lower termination rates (-21.7% due to the cuts implemented in April and October of 2009).
The pace of decline in voice ARPU eased by 1.0 percentage points year-on-year, declining 12.1% year-on-year on a comparable basis in the first quarter of 2010 (-9.3% reported to 20.2 euros). This decline continues to be affected by lower termination rates and the change in customers’ usage patterns due to the economic situation. Outgoing voice ARPU posted a relative better evolution, declining by 9.6% year-o-year on a comparable basis in the first quarter of 2010 (-6.7% reported), compared to a drop of 10.6% in the last quarter of 2009.
Data ARPU stood at 5.3 euros in the first quarter of 2010 (+0.9% year-on year reported; -2.2% comparable), affected by the lower contribution from P2P SMS and Premium SMS, following regulatory changes introduced on the latter the previous quarter, and the lack of ”Superconcursos” (grand contests), such as those which were held in the first quarter of 2009.
It is noteworthy that wireless data connectivity revenues continued to post solid year-on-year growth of 68.5% year-on-year, driving non-P2P SMS data revenues to account for 65.3% of total data revenues (+5.8 percentage points on the first quarter of 2009). This sharp increase was driven by strong demand in mobile broadband accesses that surpassed 3 million at the end of the quarter (2.2 times the previous year’s figure), of which 2.3 million were monthly wireless data flat-rates (2.2 times more compared to the first quarter of 2009). Also it should be highlighted the growing penetration of 3G handsets across the Company’s wireless customer base (9.3 million handsets, 1.4 times more compared to March 2009). As a consequence, data ARPU accounted for 20.9% of total ARPU in the first quarter of 2010 (+1.7 percentage points year-on-year).
For the third quarter in a row, the pace of the year-on-year decline in revenues eased (-3.6% in the first quarter of 2010 versus -4.4% in the fourth quarter of 2009). By item:
•
Service revenues improved 0.6 percentage points its performance on the previous quarter, declining 7.1% year-on-year in the first quarter of 2010 to 1,785 million euros, hardly impacted by the mobile termination rates cuts, which account for 3.6 percentage points of the decline.

•
Customer revenues were 4.2% down year-on-year in the first quarter to 1,540 million euros, posting a slightly better performance than in the fourth quarter of 2009 (-4.5%), on the back of an incipient recovery in usage patterns.

•	Interconnection revenues declined 22.9% year-on-year to 206 million euros, due to cuts in mobile termination rates.

•	Roaming-in revenues dropped 19.9% year-on-year to 23 million euros, affected by the continued decrease in wholesale prices.
•
Revenue from handset sales totalled 309 million euros in the first quarter of 2010, increasing by 22.9% year-on-year, influenced by different provisioning rates of commercial channel given the dynamics of the commercial activity.

January – March 2010 Results Telefónica    17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2009				2010
	March	June	June	September	December	% Chg y-o-y

Final Clients Accesses	44,885.7	44,676.7	44,858.6	44,164.2	44,181.1	(1.6)
Fixed telephony accesses (1)	15,004.9	14,691.4	14,482.5	14,200.1	13,922.5	(7.2)
Naked ADSL	0.0	0.0	0.0	14.7	30.3	n.s.
Internet and data accesses	5,661.3	5,660.1	5,728.7	5,722.5	5,797.8	2.4
Narrowband	336.4	297.6	276.5	219.5	194.8	(42.1)
Broadband (2)	5,291.8	5,331.4	5,423.5	5,476.8	5,578.6	5.4
Other (3)	33.1	31.1	28.7	26.2	24.4	(26.2)
Mobile accesses	23,614.7	23,715.6	23,993.2	23,538.6	23,727.8	0.5
Pre-Pay (4)	9,061.8	9,021.2	8,984.0	8,204.5	8,197.2	(9.5)
Contract	14,552.9	14,694.4	15,009.1	15,334.1	15,530.6	6.7
Pay TV	604.8	609.5	654.3	703.0	733.0	21.2

Wholesale Accesses	2,271.5	2,369.1	2,418.1	2,614.0	2,844.3	25.2
WLR (5)	25.9	45.4	55.6	97.4	161.3	n.s.
Unbundled loops	1,835.3	1,950.7	2,021.3	2,153.8	2,260.5	23.2
Shared ULL	584.8	546.1	500.0	447.7	380.1	(35.0)
Full ULL (6)	1,250.5	1,404.7	1,521.3	1,706.1	1,880.5	50.4
Wholesale ADSL	405.8	368.8	337.2	359.0	419.0	3.3
Other (7)	4.4	4.2	3.9	3.7	3.3	(23.8)

Total Accesses	47,157.2	47,045.7	47,276.6	46,778.2	47,025.4	(0.3)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	715 thousand inactive prepay accesses were disconnected in December 2009.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.
January – March 2010 Results Telefónica    18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Revenues	4,633	4,913	(5.7)
Internal exp capitalized in fixed assets	58	45	30.3
Operating expenses	(2,545)	(2,566)	(0.8)
Supplies	(1,033)	(1,028)	0.5
Personnel expenses	(608)	(602)	1.0
Subcontracts	(743)	(743)	(0.0)
Bad debt provision	(41)	(55)	(24.5)
Taxes	(120)	(138)	(13.1)
Other net operating income (expense)	5	15	(63.4)
Gain (loss) on sale of fixed assets	3	(3)	c.s.
Impairment of goodwill and other assets	(1)	(2)	(33.6)
Operating income before D&A (OIBDA)	2,153	2,402	(10.4)
OIBDA margin	46.5%	48.9%	(2.4)
Depreciation and amortization	(493)	(531)	(7.2)
Operating income (OI)	1,660	1,871	(11.3)

Notes:

•	OIBDA and OI before brand fees.

•
Since January 1st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Morocco. In comparable termsrevenuesof Telefónica España would decline by 3.9%, OIBDAwould decrease by 7.9% and OpCF would drop 9.2%. Comparable terms exclude Universal Service: 75 million euros in revenue and 22 million euros in OIBDA in the first quarter of 2009; real estate capital gains: 0.4 million euros in OIBDA in the first quarter of 2009; exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenue and 0.7 million euros in OIBDA in the first quarter of 2009 and TV tax: 38 million euros in OIBDA in the first quarter of 2010.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Traditional Access (1)	603	741	(18.7)
Traditional Voice Services	919	1,032	(10.9)
Traffic (2)	520	588	(11.6)
Interconnection (3)	206	229	(9.9)
Handsets sales and others (4)	192	214	(10.1)
Internet Broadband Services	736	738	(0.3)
Narrowband	5	10	(45.5)
Broadband	731	728	0.3
Retail (5)	638	649	(1.8)
Wholesale (6)	93	79	17.7
Data Services	325	300	8.3
IT Services	122	114	7.2
Subsidiaries and eliminations	124	138	(10.0)
Revenues	2,828	3,062	(7.7)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

•	Associated to the recognition of the Universal Service, 75 million Euros are included in traditional acceses in the first quarter of 2009.
January – March 2010 Results Telefónica    19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Service Revenues	1,785	1,921	(7.1)
Customer Revenues	1,540	1,608	(4.2)
Interconnection	206	267	(22.9)
Roaming — In	23	29	(19.9)
Other	15	16	(3.4)
Handset revenues	309	251	22.9
Revenues	2,094	2,172	(3.6)
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2009				2010
	Q1	Q2	Q3	Q3	Q4	% Chg y-o-y

Traffic (Million minutes)	10,038	10,499	11,007	10,495	10,051	0.1

ARPU (EUR) (1)	27.6	27.6	28.0	26.7	25.6	(7.4)
Pre-pay (1)	12.5	12.6	13.2	11.9	11.4	(9.0)
Contract	36.9	36.8	37.0	35.3	33.1	(10.4)

Data ARPU (EUR) (1)	5.3	5.1	5.4	5.6	5.3	0.9
% non-P2P SMS over data revenues	59.4%	60.6%	61.9%	60.7%	65.3%	5.8 p.p.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg

Traffic (Million minutes)	10,038	20,537	31,544	42,039	10,051	0.1

ARPU (EUR) (1)	27.6	27.6	27.7	27.5	25.6	(7.4)
Pre-pay (1)	12.5	12.5	12.8	12.6	11.4	(9.0)
Contract	36.9	36.9	36.9	36.5	33.1	(10.4)

Data ARPU (EUR) (1)	5.3	5.2	5.3	5.4	5.3	0.9
% non-P2P SMS over data revenues	59.4%	60.0%	60.6%	60.6%	65.3%	5.8 p.p.

Notes:

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009.
January – March 2010 Results Telefónica    20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
In the current macroeconomic environment, Latin America is consolidating as one of the regions leading the way towards economic recovery. Indeed, the latest forecasts call for significant growth in Latin America in 2010, at the same time that Latin American countries’ risk premiums register a relative improvement and the region’s main currencies reflect a relative strength.
In this environment, the telecommunications industry is enjoying a significant revival, which, in the first quarter of the year, translated into sharp growth in commercial activity.
In line with its strategy for capturing growth potential in its markets, Telefónica Latinoamérica has led the turnaround in the market’s dynamics, with net adds of 3.7 million accesses in the first three months of 2010, triple the net adds registered in the same period a year earlier. As a result, the Company managed 172 million accesses in the region by the end of March 2010, a year-on-year increase of 8.1%, outpacing growth in 2009 (+6.5%) thanks to a rebound in the mobile business activity – particularly in the contract segment – and in broadband.
Regarding the year-on-year evolution of the financial results in euros, it should be noticed that in early January 2010 the Venezuelan government devalued the bolivar fuerte. Therefore in 2010, the conversion of Telefónica Móviles Venezuela’s financial results is delivered at an exchange rate of 4.3 bolivar fuerte per dollar, which implies a year-on-year devaluation of 50%. It must be borne in mind that the Company’s financial results reflect an hyperinflation adjustment for both 2009 and 2010.
For comparative purposes and to facilitate the interpretation of the year-on-year performance, changes with respect to 2009 in constant currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment (changes in organic terms).
Highlights of key trends in the mobile business in the first quarter of 2010 include:
•	The estimated penetration rate in Latin America stood at 91% at the end of March 2010, a year-on-year increase of 8 percentage points.

•	Telefónica managed 138 million mobile accesses in the region, a year-on-year increase of 11.0%, 1.8 percentage points higher than in the previous quarter.

•
For the third consecutive quarter, the Company registered a year-on-year increase in its commercial activity, with net adds of 3.7 million accesses, nearly triple the figure for the same period a year earlier and up 39.8% from net adds reached in the first six months of 2009.

This rebound in commercial activity is remarkable not only for its intensity but also for its composition, as net adds in the contract segment accounted for 45% of the total, more than double than in the first quarter of 2009 (21%), a milestone in the Company’s commercial history. Contract customers increased 16.6% in the past 12 months, accounting for 18% of the total customer base.

The commercial turnaround was reflected in a year-on-year increase of 24.2% in gross adds, which totalled 13.5 million. The performance of contract gross adds was also noteworthy, climbing 48.5% from the same quarter of the previous year.

Meanwhile, the Company made progress on its goal of reducing churn, which stood at 2.4% in the first quarter of 2010, a year-on-year improvement of 0.2 percentage points.

•
Traffic carried rose 31.0% year-on-year in the first quarter of 2010, underpinned by a 41.1% percent rise in outgoing traffic, thanks to initiatives aimed at encouraging usage, primarily by boosting the community effect.

[1]	Organic growth: assumes constant exchange rates and excludes hyperinflation adjustments in both years. 2009 average quarterly net adds excludes disconnections made at December 2009.
January – March 2010 Results Telefónica    21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
•
The data business continues to register sound growth rates (43.6% year-on-year in organic terms), cementing its position as a key growth driver. Data service revenues accounted for 20.6% of total mobile revenues in the first quarter (up 5.3 percentage points year-on-year in organic terms). Mobile broadband is now a reality in the region, and represents a massive growth opportunity across all markets. Mobile broadband clients base has multiplied by 2.5 times in the last twelve months to reach almost 5 million.

•
ARPU was virtually unchanged in organic year-on-year terms (up 0.1%), consolidating the recovery which began in 2009 (ARPU fell by 4.3% in the first quarter of 2009, and by 2.1% in 2009). This coincided with significant growth in the access base and lower mobile termination rates. It is worth highlighting the strong performance in outgoing ARPU (up 3.5% in organic terms year-on-year), illustrating the success of the commercial policies implemented by the Company.

Meanwhile, at the wireline business, the Company has begun to see significant operating improvements thanks to the quality improvement measures implemented in 2009, while it continues to make progress on developing bundled services packages to drive growth in new businesses and stabilise the traditional one. By the end of March 2010, Telefónica had 33.9 million wireline accesses in Latin America, virtually unchanged from December 2009 (34.8 million in March 2009).
•
The boost in bundled services is paying off, with 2P/3P offerings accounting for 57% of broadband accesses at the end of March (up 6 percentage points year-on-year), while 64% of wireline accesses were part of a bundle (up 4 percentage points from March 2009).

•
The broadband business showed solid increase in net adds in the quarter, 215 thousands, 51.3% more than in the first quarter of 2009 and 2.2 times higher than 2009 quarterly average. The Brazilian business’ performance was noteworthy, after the unit set a record for net adds in the quarter and cemented the growth trend that begun in the fourth quarter of 2009. The Company managed 6.6 million broadband accesses at the end of March (up 7.0% year-on-year), ramping up from the previous quarter (+5.9% in December 2009).

•
In Pay TV, Telefónica Latinoamérica continued targeting its product to certain value segments in order to build on its comprehensive, distinctive offering of services in the market. Its number of customers stood at 1.7 million (up 4.9% year-on-year) at the end of March, following net adds of 46 thousand accesses.

•
At the traditional wireline business, the Company significantly reduced net line losses (119 thousand in the quarter, down 31.0% from the 2009 quarterly average). This continued the slowing trend in line losses seen in previous quarters despite heavy pressure from fixed-mobile substitution, with total accesses amounting to 24.5 million by the end of March.

Revenues totalled 5,626 million euros in the first quarter, a year-on-year increase of 5.4% in organic terms (+4.2% in reported terms).
Operating expenses totalled 3,619 million euros, a year-on-year increase of 6.5% in organic terms (+6.9% reported), mainly due to increased commercial activity, higher traffic and continued improvements in the quality levels that have been reflected in resources required by the wireline businesses in Colombia and Brazil for projects which are already generating improved operating and commercial performance.
Operating income before depreciation and amortisation (OIBDA) reached 2,056 million euros, up by 3.4% year-on-year in the first quarter in organic terms (stable in reported terms). The Company maintained a high level of operating efficiency, with an OIBDA margin of 36.5%.
This margin was narrower than in the first quarter of 2009 (-1.6 percentage points in reported terms) primarily due to the ambitious commercial effort made in the first quarter of 2010, along with a greater focus on value customers, as the Company reinvested efficiency gains in fostering growth, in accordance with the strategic guidelines established for 2010. The margin also reflects the performance of the wireline divisions in Brazil and Colombia, and the impact of the currency devaluation amid an inflationary environment at the Venezuelan wireless business.
Operating cash flow (OIBDA-CapEx) stood at 1,577 million euros in the first quarter of 2010, a year-on-year increase of 2.6% in organic terms. Particularly noteworthy was the performance of operating cash flow in euros, which remained unchanged from the same period of the previous year despite devaluation in Venezuela.
Telefónica Latinoamérica remains focused on a regional strategy oriented on the real needs of our customers as growth lever. The company’s strong financial performance reflects its capacity to capture the full value of its scale under an integrated management model and with a coordinated, regional vision for all its operations.
January – March 2010 Results Telefónica    22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company continues to explore new business models and forms of collaboration with partners and third parties which provide new sources of value. Initiatives such as “Open Telefónica”, which pave the way for future opportunities, continue to boost results derived from third party access to the Company’s services platform and know-how and from assignments of rights of use. These projects have a positive contribution of 5.7 million in revenues and in OIBDA in the first quarter 2010.
Also noteworthy is the ongoing commitment for management efficiencies based on the regional scope of our operations. The Company is constantly exploring new types of supplier relationships and innovative improvements to critical processes with a medium- to long-term horizon. These take the form of specific initiatives that have a positive impact on synergy generation, and therefore in the results of Telefónica Latinoamérica. These initiatives have a positive contribution of 42.8 million in revenues and in OIBDA in the first quarter 2010.
Finally, the high degree of geographic diversification is worth noting, both in terms of composition and sources of growth. Regarding the composition, Brazil remains the main contributor to the group, generating 41.0% of reported revenues, followed by Argentina (12.0%), Chile (8.7%), Venezuela (8.7%) and Peru (8.0%). In terms of organic growth, the contribution of Mexico is also noteworthy as it contributes with +1.0 percentage points to the growth of the region in terms of revenues and OIBDA in the first quarter of 2010, and remains as the largest contributor to operating cash flow growth (+2.1 percentage points).
BRAZIL
Trading activity remained strong in Brazil’s telecommunications market in the first quarter of the year, driven by the solid economic outlook for the country.
Against this backdrop, Telefónica has consolidated its position as a reference in the market and in recent months has strengthened its nationwide leadership in mobile telephony and continued to be a leader in the wireline business in the State of Sao Paulo.
In the first quarter of 2010, total net additions registered strong growth of 2.3 million accesses, 3.6 times higher than in the same quarter of 2009.
Telefónica’s good momentum in the market is evidenced by the fact that in the last 12 months, the number of accesses managed by the Company in Brazil increased by 12.8%, to 69.2 million. The growth rate has accelerated since the beginning of the year (+10.2% year-on-year in December 2009).
In the wireline business, broadband has posted a very positive performance, as the first quarter of 2010 saw the largest number of quarterly net additions in recent years, thanks to the Company’s increased marketing and sales efforts as well as improved service quality. In the mobile business, the Company led market growth in the quarter, which registered the highest number of net additions of any January-March period in the last ten years.
These solid commercial results were obtained despite adverse weather conditions (strong rains and flooding) in January and February in the State of São Paulo. In particular, in the wireline business, the Company has responded to this situation by allocating more resources to reinforce its operations.
Revenue in the first quarter of the year stood at 2,304 million euros, a 0.3% year-on-year growth in local currency, resuming the revenue growth trend on the strong performance of the mobile business and the improvement in the wireline business vs. the third and fourth quarters of 2009.
Operating income before depreciation and amortisation (OIBDA) stood at 770 million euros in the first three months of the year (a 9.2% year-on-year decline in local currency). The OIBDA margin was 33.4% for the quarter, down 3.5 percentage points year-on-year. This result stemmed from increased commercial activity and the increasing weight in revenues of businesses with lower margins.
Operating cash flow (OIBDA-CapEx) totalled 561 million euros (down 3.4% year-on-year in local currency), while CapEx stood at 209 million euros in the first quarter of 2010 (down 21.7% year-on-year in local currency).
January – March 2010 Results Telefónica    23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
VIVO
The number of accesses in Brazil’s mobile telephony market reached 179.1 million at the end of March 2010, posting a 16.6% year-on-year growth, after adding 5.2 million accesses in the first quarter, to become the strongest first-quarter growth since 2000. The estimated penetration rate reached 93% in March 2010, a 12 percentage point increase over last year’s figure.
Vivo has consolidated its leadership position while being the company with the highest share of net gain in the quarter. According to data from Anatel, Vivo holds a 30.1% market share in March 2010, up 42 basic points from March 2009.
The Company’s commercial success reflected the soundness of its strategy to capture market growth, fostering the community effect and expanding its data business. The backdrop from this is a quality levelsthat have set the standard for the sector, as evidenced by the statistics regularly published by Anatel.
Vivo thus reached 53.9 million accesses in March 2010, with 18.2% year-on-year growth, highlighting the contract customer base growth of 19.5%. The Company had net additions of more than 2.2 million accesses in the quarter, which outstripped the number for the first six months of 2009 and was 3.2 times higher than net additions in the first quarter of 2009.
Contract net additions are worth mentioning, accounting for 33.0% of total net additions in the quarter (quarterly average for 2009 was 18%), which reflects the Company’s efforts to foster migrations from prepay to contract. Also noteworthy is the fact that GSM and 3G customers now account for 87% of Vivo’s total customer base.
The healthy performance of net additions was due to the larger number of gross additions (+54.7% over the first quarter of 2009) and also to the strong performance of the churn rate. Hence, in a highly competitive market, and despite the growing importance of SIM-only, the Company maintained its churn rate nearly unchanged at 2.5% in the first quarter of the year (similar to that of the previous quarter; +0.1 percentage points year-on-year).
Traffic handled in the first quarter of 2010 stood at 18,345 million minutes. The strong year-on-year increase (+77.3%) was driven by an extraordinary growth in outgoing traffic (2.2 times higher than in the same period in 2009) as a result of the boost of the community effect. Thus, on-net traffic in the first three months of 2010 was 2.3 times higher than in the first quarter of 2009, which reflected Vivo’s clear commitment to lever usage to increase customer value and reduce customer churn.
Vivo also continued to be a benchmark in the data business, with mobile Internet as one of its key growth drivers. In the first quarter of the year, data revenue grew 58.5% year-on-year in local currency, which represented an acceleration over previous quarters, weighting 16.3% of service revenues at the end of March 2010, up more than 5 percentage points versus the first quarter of 2009. Revenue from non-P2P SMS data performed particularly well and accounted for 66.2% of the Company’s data revenue in the first quarter of the year (15.7 percentage points above the same period in 2009), which reflects the potential from mobile Internet in Brazil.
Total ARPU improved over previous quarters, falling by 7.9% year-on-year in local currency (compared with a 9.5% decline in the fourth quarter of 2009), mainly due to the greater importance of SIM-only and traffic promotions.
Revenue totalled 854 million euros, increasing 4.4% year-on-year in local currency. Service revenue year-on-year growth accelerated to 6.5% in the quarter (compared with 4.6% in the previous quarter), more than offsetting the declining handset sales (-16.8% year-on-year in local currency).
Also noteworthy was the strong Operating income before depreciation and amortisation (OIBDA) performance in a highly competitive environment. OIBDA stood at 257 million euros in the first quarter of the year, with 4.6% growth year-on-year in local currency, while OIBDA margin improved slightly (0.1 percentage points) to 30.1%.
OIBDA-CapEx in the first quarter of 2010 stood at 191 million euros, a substantial year-on-year increase (+35.6%) in local currency. CapEx in the first quarter totalled 66 million euros (down 37.1% year-on-year in local currency). Investment in the quarter was focused on enhancing the networks’ capacity to meet higher voice and data demand.
TELESP
Telesp began 2010 on solid grounds owing to operational improvements already made in the second half of 2009, including major process reengineering, which led to a significant improvement in management indicators: improvement of quality levels, reduction in the level of complaints and improvement in customer satisfaction, which have translated into higher growth in accesses and a lower churn rate.
The Company had a successful quarter in commercial terms, with a record number of broadband net additions and positive net additions of traditional wireline telephony accesses in March, for the first time in almost a year. This was achieved despite adverse weather conditions during the quarter, which had a negative effect on public services and the daily activity in the country. Operations were strengthened in the wireline business in order to minimise the impact on commercial activity.
January – March 2010 Results Telefónica    24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
At the end of March 2010, Telesp managed 15.3 million accesses, after posting in the quarter, the first net gain in the last year and a half (+55 thousand accesses), driven by strong growth in broadband accesses.
In the traditional wireline telephony business, churn management and the healthy performance of gross additions in March; after being negatively impacted by the intense rains in January and February, were noteworthy, as the Company focused on maintaining service quality. Telesp had a net loss of 61 thousand traditional accesses, slightly lower than its 2009 average (-102 thousand).
The Company managed 2.8 million wireline retail broadband accesses at the end of the first quarter of 2010, a 5.3% year-on-year increase, with net additions of 163 thousand accesses in the first quarter (up 60.6% year-on-year). The reasons for the record number of net additions were both the healthy performance of gross additions and the successful customer-loyalty schemes, which have caused churn rates to fall to all-time lows.
In pay TV, Telesp has reinforced its commitment to offer a high-quality product and was strongly focused on customer value, despite the effect this had on its commercial activity. Hence, at the end of the first quarter, the Company managed 470 thousand pay TV accesses (compared with 487 thousand in December 2009).
Telesp’s revenue totalled 1,579 million euros in the first quarter of 2010, a 1.4% year-on-year decrease in local currency. This represented an improvement in the performance from the third and fourth quarters of 2009, in which revenue declined 5.8% and 3.8% year-on-year, respectively.
The decline in revenue was the result of continued pressure on revenue from traditional wireline telephony. Traditional wireline telephony revenue declined 2.6% year-on-year in local currency in the first quarter of 2010, its best performance in the last five quarters (-5.9% in full year 2009). The drop in revenue was impacted by the surge in the mobile market, which has seen record growth in the last two quarters.
Revenue from Internet, pay TV and content (-1.9% in local currency) reflected the decline in narrowband, which has offset rising revenue from broadband and TV. This revenue accounted for 14.4% of total revenue in the first quarter of 2010. The 9.5% year-on-year growth in local currency for Data and IT revenue, which continues to perform well, is particularly noteworthy.
In addition, operating expenses grew 2.7% year-on-year in local currency on higher expenses associated with the different quality-improvement schemes and increased commercial activity. In addition, weather conditions were extremely adverse in this quarter, resulting in the need of additional resources by the company. Bad debt provisions declined in the quarter by 22.2% year-on-year in local currency, falling to 2.6% of revenue, compared with 3.1% in full year 2009.
Consequently, Operating income before depreciation and amortisation (OIBDA) totalled 516 million euros in the first quarter of the year, with a 14.3% year-on-year decline in local currency, slightly lower than the decline in the fourth quarter of 2009 (-16.1%), owing to the above mentioned factors. OIBDA margin stood at 32.7%, for a year-on-year decrease of 4.9 percentage points as a result of the Company’s changing revenue mix, in which lower-margin revenue now accounts for a larger share of the mix and the factors previously detailed.
In the first quarter of 2010, CapEx, due to the strong seasonal effect, stood at 144 million euros (-11.8% year-on-year in local currency), while OIBDA-CapEx stood at 373 million euros (-15.2% year-on-year in local currency).
ARGENTINA
Growth in the Argentine telecommunications market remained robust in the first quarter of 2010, driven by higher usage and the strong potential of the broadband market.
In the wireline business, the bundling of traditional telephony services (76% of accesses) and differential broadband packages are key for future growth, while the community effect and broadband are the main growth drivers in the wireless business.
At the end of the first quarter, Telefónica had 22.2 million customers in Argentina (+6.2% vs. March 2009), on the back of strong growth in the number of mobile accesses (+7.9% year-on-year), fixed broadband (+15.4% year-on-year) and, being noteworthy, the slight increase in traditional wireline telephony accesses (+0.4% year-on-year).
Revenue continued to grow at a strong pace, increasing to 678 million euros in the first quarter of 2010 (+12.9% year-on-year in local currency), driven by the healthy performance of revenue in the wireless business, and of Internet and data revenue in the wireline business.
January – March 2010 Results Telefónica    25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) rose to 242 million euros in the first quarter (+10.7% in local currency), with a 34.7% margin, -0.8 percentage points compared to first quarter of 2009.
CapEx stood at over 66 million euros in the first quarter (+67.1% in local currency), with operating cash flow (OIBDA-CapEx) virtually stable compared to first quarter of 2009 in local currency, at 175 million euros.
T. MÓVILES ARGENTINA
Penetration in the Argentine wireless market rose to an estimated 122%, 11 percentage points higher than in March 2009.
At the end of March 2010, Telefónica managed 16.2 million mobile accesses, 7.9% more than in March 2009. Particularly noteworthy is the strong year-on-year increase in net additions (+45.2%) to reach 251 thousand accesses, which reflects the high number of gross adds and a 0.1 percentage point improvement in the churn rate over the first quarter of 2009. Worth to mention is the positive performance of contract net additions, accounting for 48% of the total net gain in the quarter, compared with negative contract net additions registered in the first quarter of 2009. This development is driven by a remarkable churn improvement as well as the noteworthy growth in prepay to contract migrations.
Traffic surged, rising 16.3% year-on-year, to 4,052 million minutes, mainly because of traffic promotions intended to foster on-net usage, by enhancing the community effect and the customer loyalty.
Data revenues rose an impressive 46.4% year-on-year in local currency and now account for 35.2% of service revenue (+7.6 percentage points year-on-year). This healthy performance was the result of the good evolution of SMS revenue as well as of strong non-P2P SMS revenue, which was up 44.6% and now account for 24.0% of data revenue, reflecting the wide acceptance of the mobile broadband package as a complement to fixed broadband.
ARPU in the first quarter of 2010 rose 5.0% year-on-year in local currency on increases in both the contract and the prepay segments.
Revenue totalled 429 million euros in the first quarter of 2010, posting a 14.0% year-on-year increase in local currency, driven by the strong increase in service revenue (+15.0% year-on-year in local currency) in a quarter in which handset sales revenue remained stable.
Operating income before depreciation and amortisation (OIBDA) rose to 146 million euros in the first quarter of 2010 (+16.1% year-on-year in local currency), as it continued to increase at a year-on-year rate higher than that of revenue owing to the Company’s continued improvement in efficiency. OIBDA margin stood at 34.0% in this period, a 0.6 percentage point year-on-year increase, despite higher sales and marketing activities.
Operating cash flow (OIBDA-CapEx) stood at 121 million euros in the first quarter of 2010, to post a 7.1% year-on-year increase in local currency, despite higher investments. CapEx totalled 25 million euros in the first quarter, nearly twice the level of the same quarter in 2009, with a focus on expanding the 3G network, improving coverage and increasing the capacity of the 3G and the GSM network.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed nearly 6 million accesses at the end of March 2010, while year-on-year growth stood at 2.1%, mainly because of the strong performance of the broadband accesses (+15.4% year-on-year) as well as of traditional fixed accesses, which were slightly up (+0.4% year-on-year).
Broadband net adds for the first quarter stood at 38 thousand accesses, posting a strong year-on-year growth (+58.4%) as a result of a slight increase in gross adds over the first quarter of 2009 and positive performance in the churn rate, reaching the total fixed broadband accesses close to 1.3 millions at the end of March of 2010.
The Company has maintained its leadership in the broadband market thanks to the steady growth in its accesses, due to the bundling of services, which is the foundation for stability in the traditional wireline business. Particularly relevant is the number of broadband gross adds contracting “Duo” bundles (75.0%, up 1.0 percentage point over the first quarter of 2009).
Revenue stood at 270 million euros in the first quarter of 2010, for a 10.6% year-on-year increase in local currency, driven by surging revenue from Internet (up 28.9% in local currency) — services which account for 23.1% of total revenue— and by sustained growth in the traditional business (2.5% year-on-year), thanks to the high bundling of basic services.
January – March 2010 Results Telefónica    26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating expenses have increased by 11.3% year-on-year pushed by inflation. The healthy performance of supply costs, caused by lower interconnection costs, is especially noteworthy. Bad debt provisions stood at 1.8% of revenue in the quarter (+0.1 percentage points year-on-year).
Telefónica de Argentina posted 95 million euros in operating income before depreciation and amortisation (OIBDA) in the first quarter of 2010, up 2.9% year-on-year in local currency, to reach an OIBDA margin of 31.5%. The margin showed an increase over the fourth quarter of 2009 (30.7%), although it is 2.1 percentage points lower than in the same quarter of last year.
CapEx stood at 41 million euros in the first quarter of 2010 (+53.2% year-on-year in local currency), owing to the different scheduling of investment execution with respect to the first quarter of 2009. Operating cash flow (OIBDA-CapEx) thus stood at 54 million euros, for a 17.7% year-on-year decline in local currency.
CHILE
Chile’s telecommunications market continued its dynamism in the first quarter, both in the wireless and wireline businesses.
Nevertheless, thise market’s potential was affected by the aftermath of the earthquake which struck in late February, which inflicted considerable damage on the country at both a societal and economic level. It is worth noting that Telefónica played an active role in managing the crisis, not only as a leading player in one of the country’s crucial industries, but also as an intrinsic component of Chilean society. Particularly noteworthy were the Company’s performance in restoring the country’s communications networks in record time, and its initiative to make its telecommunications services available to the Chilean people for free to assist in the search for earthquake victims.
Amid this environment, Telefónica continued to bolster its competitive position by leveraging the value of the Movistar brand, which since 2009 encompasses all services marketed by the Company in Chile. Additionally, it continues to work on integrating its operations, which is now reflected in its commercial offer, which has been positively received by the market.
By the end of March 2010, Telefónica consolidated its market lead in Chile with 10.9 million total accesses, a year-on-year increase of 7.6%. This reflects a growth acceleration versus previous quarters (+6.4% in December 2009), despite a March slowdown in commercial activity in the aftermath of the earthquake. The mobile (accesses rose 11.1%) and fixed broadband (year-on-year increase of 9.9% in accesses) businesses are still the main growth drivers. Meanwhile, growth in mobile broadband is worth highlighting based on Telefónica’s distinctive offering and complementary to the wireline service.
The Company’s financial results continued to be shaped by the regulatory decisions of 2009 which cut interconnnection rates (a decree on 23 January 2009 lowered mobile termination rates, while wireline termination rates were cut on 7 May). Separately, while the Company has yet to finalise the evaluation of the impact of the Chilean earthquake, it should be noted that it has insurance coverage for such contingencies, and therefore no significant impact has been recorded in the financial results.
First quarter revenues totalled 492 million euros (-1.1% year-on-year in local currency terms vs. -3.3% for all of 2009). Excluding the impact of the government-imposed tariff decree, revenues would rise 1.4% year-on-year in local currency.
In a highly regulated and very competitive environment, the Company kept its management focus on capturing profitable growth. Operating income before depreciation and amortisation (OIBDA) in the first quarter of 2010 totalled 210 million euros, up 10.0% year-on-year in local currency, also signalling an acceleration vis-á-vis the previous year (+5.5% in 2009). The OIBDA margin stood at 42.7%, 4.3 percentage points higher than in the same period in 2009.
CapEx in the first quarter totalled 58 million euros (down 18.7% year-on-year in local currency), generating operating cash flow (OIBDA – CapEx) of 152 million euros, up 27.2% year-on-year in local currency vs. the same period in 2009. CapEx in the next quarters will reflect the reconstruction work performed on infrastructure damaged by the earthquake, though the net impact on the Company’s earnings will be offset by the insurance coverage.
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Telefónica Latinoamérica
T. MÓVILES CHILE
The estimated penetration of the Chilean wireless market stood at 109% at the end of March 2010, up 11 percentage points year-on-year.
As mentioned earlier, the Company’s earnings were impacted by the earthquake’s aftermath, which affected commercial activity and generated an increase in traffic in March 2010.
In this environment, Movistar Chile remains the market leader, holding onto its market share in accesses and boosting it in terms of revenues. This success is the result of the Company’s strategic focus on selective customer acquisition and enhanced customer value, which is reflected in initiatives geared specifically towards boosting the number of top-ups, improving the mix through migrations from prepay to contract and by promoting mobile broadband.
The Company’s customer base reached 7.8 million accesses by the end of March 2010, a year-on-year increase of 11.1%, 1.6 percentage points higher than the full-year 2009 figure, with solid growth in the contract segment (up 13.9%). Highlights included the quarter’s net adds, which totalled 235 thousand accesses, more than double the figure reached in the same period in 2009, despite the earthquake’s impact on the level of gross adds in March.
This positive performance in the customer base stems from the success of the Company’s customer loyalty schemes. This was reflected in an ongoing reduction in churn, which stood at 1.4% in the first quarter, 0.3 percentage point lower than in the same period a year earlier and posting an improvement on the previous quarter. The Company’s management of retention and customer loyalty remains an industry benchmark.
Traffic reached 2,822 million minutes, a year-on-year rise of 11.2%, reflecting a good performance of on-net traffic, the main driver of usage growth at this business. It is worth noting that despite the earthquake impact on traffic evolution, underlying growth trend remained positive.
The year-on-year comparison for ARPU was impacted by the reduction in termination rates in January 2009, though in February and March 2010, in which the year-on-year comparison was not affected by the regulatory changes, ARPU registered a positive trend. ARPU in the first quarter of 2010 fell by 4.9% year-on-year in local currency, though this was a sizeable improvement from full-year 2009 (-10.7% in local currency). Additionally, outgoing ARPU had positive growth.
One of the drivers of ARPU growth is the data business, primarily connectivity and value-added services, for which the Company’s market positioning in the mobile broadband services is key, as it leverages its outstanding assets and its integrated approach to the customer. Data revenues advanced 25.2% year-on-year in local currency in the first quarter, accounting for 13.7% of service revenues (up 2.3 percentage points from the first quarter of 2009).
Revenue totalled 280 million euros, a 2.5% year-on-year increase in local currency, reversing the trend seen in previous quarters and underpinned by service revenue growth of 4.4% year-on-year in local currency. Similarly, it is worth mentioning that year-on-year growth in outgoing revenues, which were unaffected by the regulatory measures, stood at 10.9% in local currency in the first quarter.
Operating income before depreciation and amortisation (OIBDA) in the first quarter amounted to 125 million euros, a substantial year-on-year increase of 17.7% in local currency. The company thus achieved an OIBDA margin of 44.8% in the quarter, a year-on-year improvement of 5.8 percentage points.
The strength of OIBDA and lower CapEx, which totalled 34 million euros (-21.2% year-on-year in local currency) underpinned a 43.8% year-on-year jump in operating cash flow (OIBDA – CapEx) to 92 million euros.
TELEFÓNICA CHILE
The earthquake was more damaging to the wireline business, at both a commercial and financial level, though the natural disaster’s infrastructure impact in financial terms is minimised by the Company’s insurance coverage.
Amid this scenario, Telefónica Chile managed 3.1 million accesses at the end of March 2010, similar to the number registered a year earlier. Broadband and payTV continued to perform well, with year-on-year growth of 9.9% and 13.0%, respectively, both slightly overtaking the rates registered at the end of 2009. The Company managed 0.8 million broadband accesses and 0.3 million TV accesses, following net adds in the quarter of 246 and 12 thousand accesses, respectively (in the first quarter of 2009, net adds were in negative territory in both services). This performance should be considered positive in light of the earthquake’s aftermath, which impacted the pace of gross adds, and the usual seasonality of the first quarter.
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Telefónica Latinoamérica
Bundling is key to the Company’s performance with a 2P/3P commercial offering which is very well positioned on the market. In sum, 67% of STB accesses are bundled, and nearly all broadband accesses are part of a 2P/3P package. As part of this bundling strategy, the Company is beginning to develop products based on optimising value from wireline and mobile broadband packages.
First-quarter revenues totalled 235 million euros, which represent substantially improved performance from previous quarters. Revenues dropped 3.9% year-on-year in local currency, largely due to the decree reducing termination rates, though performance improved by 2.4 percentage points from 2009 decline.
The Company continues to make progress on transforming its revenue mix, with 45.3% of revenues no longer dependent on wireline traditional service. Revenues from Internet and PayTV rose by 8.2% year-on-year in local currency, accounting for 27.7% of total revenues (up 3.1 percentage points). This helped to offset the impact of revenues from the traditional business, whose negative growth slowed to a year-on-year decrease of 12.1% in local currency as a result of fewer accesses (down 4.7%) and the government’s termination rate cuts, which will continue to erode growth at the traditional business through May 2010.
First quarter operating expenses decreased by 6.6% year-on-year in local currency. In addition to efficiency improvements, another highlight was a reduction in interconnection and roaming costs and a major decrease in bad debt provisions, whose share of revenues dropped by 0.6 percentage points year-on-year, to 4.4%.
Operating income before depreciation and amortisation (OIBDA) stood at 85 million euros in the first quarter, the second consecutive quarterly gain, (up 0.3% year-on-year in local currency), bringing the OIBDA margin to 36.2%, 1.5 percentage points higher than in the same period a year earlier.
CapEx in the first quarter totalled 25 million euros (down 14.9% year-on-year in local currency). This drove operating cash flow (OIBDA – CapEx) 8.1% higher year-on-year in local currency to 61 million euros.
PERU
Telefónica remained leader in the Peruvian market, managing more than 16.2 million accesses at the end of the first quarter of 2010, 6.2% more than the prior year, thanks to the strong growth in mobile accesses (+8.6% year-on-year) and the ongoing expansion in wireline broadband accesses (+10.2% year-on-year).
In the first quarter of 2010 revenues were virtually unchanged in local currency from a year earlier at 451 million euros, highlighting the good performance of mobile service revenues, mainly in the contract segment, broadband and pay TV, the main drivers of transformation of this business.
Operating income before depreciation and amortisation (OIBDA) totalled 163 million euros, down 3.3% year-on-year in local currency, reflecting the more intense commercial activity in the first quarter of 2010, compared to the same period of the prior year. The OIBDA margin stood at 36.2% (-1.1 percentage points from March 2009).
CapEx totalled 18 million euros in the first quarter (-1.5% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) amounted to 145 million euros (-3.5% year-on-year in local currency).
T. MÓVILES PERÚ
Estimated penetration in the Peruvian wireless market reached 65% at the end the first quarter, a year-on-year increase of 4 percentage points, reflecting a high growth potential.
In the first quarter of 2010, the Company posted a strong 55.3% year-on-year growth in net adds, close to 223 thousand accesses, fuelled by the excellent performance at the contract segment, whose net adds exceeded 285 thousand accesses in the quarter (more than five times the number registered in the first quarter of 2009). This growth in contract customers mainly reflects a high level of migration from prepay accesses, and a higher volume of gross adds (+68.5% year-on-year) along with churn contention.
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Telefónica Latinoamérica
These commercial results are owing to the Company’s strategy focused on highest-value customers as the cornerstone of revenue growth. The contract segment grew 40.5% over last twelve months, and already accounts for 13% of the total mobile accesses (3 percentage points higher than at of the end of March 2009), bringing total accesses to 11.7 million (+8.6% year-on-year).
Churn rate stood at 3.1% in the first quarter, 0.2 percentage point lower compared with the first quarter of 2009, as the Company captured more contract customers, whose churn rate is significantly lower.
In the first quarter Traffic stood at 3,072 million minutes, increasing by 9.4% year-on-year, underpinned mainly by increased on-net traffic.
ARPU in the quarter performed better than in previous quarters (-1.4% year-on-year in local currency vs. -11.5% year-on-year in full year 2009). The decline is due to the dilutive effect of commercial promotions, though it continued to be affected by the significant increase in the customer base over last twelve months.
Revenues totalled 225 million euros in the first quarter of 2010, posting a 1.5% year-on-year increase in local currency, accelerating compared to the fourth quarter of 2009, driven by surging service revenue (+3.8% year-on-year in local currency), particularly in contract, which offset falling revenues from handset sales (-6.0% year-on-year). The solid performance of mobile broadband services is worth noting, as reflected in the weighting of data revenues as a percentage of service revenues (11.5% in the quarter).
Operating income before depreciation and amortisation (OIBDA) amounted to 82 million euros in the quarter, a year-on-year increase of 1.7% in local currency, which outpaced revenue growth and came despite high commercial activity in the period. Consequently, OIBDA margin stood at 36.5%, nearly unchanged from the first quarter of 2009 (up 0.1 percentage point).
CapEx totalled 4 million euros (vs. 10 million euros through March 2009), while operating cash flow (OIBDA-CapEx) had a significant increase of 11.2% in local currency to 78 million euros.
TELEFONICA DEL PERÚ2
At the end of the first quarter of 2010, the Company managed close to 4.5 million accesses (+0.4% vs. March 2009), leveraging its service bundling strategy as a key element for transforming the business.
Commercial activity in the first quarter of 2010 stepped-up compared with both the first and fourth quarters of 2009, is to be highlighted. Thus, the Company registered 24 thousand broadband accesses net adds in the quarter (+17.1% on the same quarter in 2009), while the pay TV accesses had 26 thousand net adds (stable from a previous year). Meanwhile, the net loss of fixed telephony accesses was reduced by 63.2% from a previous year.
Consequently, the Company’s broadband accesses exceeded 792 thousand, growing 10.2% year-on-year, while pay TV accesses rose by 4.6% year-on-year to more than 712 thousand accesses at the end of March 2010. Meanwhile, fixed telephony accesses fell by 2.8% year-on-year, as customer growth slowed in the fixed-wireless telephony business, as a result of a new marketing model aimed at improving customer quality, in addition to the fixed-mobile substitution.
Telefónica’s commitment to bundling and service segmentation is underlined by the fact that 53% of the fixed telephony accesses are now part of a package, and 65% of broadband accesses have a Dúo or Trío service (+13 percentage points from March 2009).
Revenues totalled 258 million euros in the first quarter of 2010, a year-on-year decrease of 3.5% in local currency, mainly due to lower revenues from the traditional business. These were affected by a lower number of traditional accesses and a lower wireline termination rate (-32% in nominal terms), which took effect in September 2009. However, the good performance of revenues from the Internet, TV and content is worth to be highlighted, as their year-on-year growth accelerated to 11.5% in local currency, representing 35.4% of total revenues (up 4.8 percentage points year-on-year).

[2]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

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Telefónica Latinoamérica
Operating expenses in the first quarter rose by 2.3% year-on-year in local currency, mainly affected by higher equipment and advertising costs and dealers’ commissions, linked to more intense commercial activity. Bad debt provisions represented 3.2% of revenues in the first quarter of 2010, up 0.5 percentage points from same quarter 2009.
Operating income before depreciation and amortisation (OIBDA) in the first quarter amounted to 81 million euros, a year-on-year decrease of 13.1% in local currency. The OIBDA margin stood at 31.5% in the period, 3.5 percentage point lower year-on-year, mainly due to increased commercial activity in the period and the cut of wireline termination rates.
CapEx for the first quarter totalled 14 million euros (versus 7 million euros in the first quarter of 2009), and was primarily devoted to the development of satellite broadband and to speed upgrades in the broadband service. Operating cash flow (OIBDA-CapEx) amounted to 67 million euros, 21.5% below the same period a year earlier in local currency.
COLOMBIA
Telefónica in Colombia is completing a significant commercial and operational repositioning, which is already paying off positive results in the first quarter. The Company registered a quarterly increase in accesses for the first time in the last five quarters.
As of the end of March 2010, Telefónica Colombia had a total of 11.5 million accesses. A highlight of the quarter was the good commercial performance at the wireline broadband and wireless businesses. The Company manages 460 thousand broadband accesses and 9.3 million wireless accesses, with net adds in the quarter of 40 thousand and 323 thousand accesses, respectively.
This improvement in commercial results is gradually filtering into the Company’s financial results, and the first quarter saw better year-on-year performance in wireless telephony revenues.
Revenues in the first quarter totalled 346 million euros, a drop of 6.0% year-on-year in local currency, while operating income before depreciation and amortisation (OIBDA) stood at 113 million euros (-18.2% year-on-year in local currency), reflecting the performance at the wireline business. OIBDA margin was 32.7% in the quarter, an improvement on 2009 (31.3%), but representing a year-on-year fall of 4.9 percentage points.
Operating cash flow (OIBDA-CapEx) amounted to 91 million euros in the first quarter (-19.9% year-on-year in local currency), with CapEx at 22 million euros (-10.3% year-on-year in local currency).
T. MÓVILES COLOMBIA
The penetration rate in the Colombian wireless market increased to an estimated 93% in March 2010, a 1 percentage point higher than in the same period a year earlier. It is worth noting the market is recovering commercial momentum, consolidating the trends already seen in the fourth quarter of 2009.
As a result of the significant repositioning effort carried out in 2009, Telefónica Móviles Colombia has begun to generate improvements at the commercial level. This is illustrated by its volume of gross adds in the quarter (up 4.3% versus first quarter 2009), which were particularly noteworthy for being of better quality, as shown by the fact that contract gross adds doubled year-on-year.
The company posted first-quarter net adds of 323 thousand accesses, more than double the number registered in the fourth quarter of 2009. Specially noteworthy were contract net adds, which totalled 157 thousand accesses. Year-on-year growth in the contract customer base stood at 19.9%, allowing the Company to reach a total of 9.3 million accesses (-5.3% year-on-year).
Another sign of commercial improvement was the favourable performance of churn, which stood at 3.2% in the first quarter, a year-on-year decrease of 1.2 percentage points, with reductions across all segments. Containing churn remains one of the Company’s management priorities.
Traffic in the first quarter reached 3,779 million minutes, posting a year-on-year growth of 15.8% driven by the sharp increase in outgoing traffic (+19.8% year-on-year).
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Telefónica Latinoamérica
ARPU also reflected the Company’s operating improvements, growing by 5.2% year-on-year in local currency and registering its first positive growth in five quarters. This advance was due mainly to an improved customer mix, increased traffic and the data business.
It is important to note that data revenues rose by 65.8% year-on-year in local currency, consolidating their role as a key growth driver. The success of the mobile broadband offer was reflected in the steady increase in the weighting of data revenues over service revenues (up 5.3 percentage points year-on-year), of which 75.7% were non-P2P SMS revenues (+74.1% year-on-year in local currency).
First quarter revenues totalled 193 million euros, were virtually stable on year-on-year (-0.3% in local currency), consolidating the growing trend seen along 2009, and underpinned by significant improvement in service revenues (-2.2% year-on-year in the quarter in local currency versus -10.3% in 2009).
Operating income before depreciation and amortisation (OIBDA) stood at 58 million euros in the first quarter, declining by 3.6% year-on-year in local currency. This result stemmed from increased commercial activity, which was reflected in higher commissions and handset costs. OIBDA margin in the first quarter stood at 30.2% (higher than in full-year 2009 and -1.0 percentage points year-on-year).
CapEx in the quarter totalled 9 million euros, with sharp year-on-year growth of 126.4% in local currency, which cannot be extrapolated to full-year 2010 numbers. OIBDA-CapEx amounted to 50 million euros (-12.6% year-on-year in local currency).
TELEFÓNICA TELECOM
With the aim of enhancing its competitive position since the beginning of the year, Telefónica Telecom is embarked on an ambitious market repositioning process for its brand, tariffs and the quality of its products. Highlights of these initiatives include improved broadband service speeds and, at the traditional business, the launch of flat-rate plans for local and long-distance domestic voice calls.
This process is already generating positive results in broadband and TV accesses net adds, driven by increased gross adds.
It should be highlighted the improvement in the volume traditional accesses gross adds, which allowed the Company to stabilise its customer base in the first quarter, with a significant reduction in the net loss of accesses in the quarter (12 thousand accesses versus 52 thousand accesses in the same period in 2009). In year-on-year terms, performance in traditional accesses (-27.5%) was affected by the high churn levels registered in previous quarters, including the deactivation of accesses in December 2009, in an environment characterised by a reduced mobility premium and a heavy fixed-to-mobile substitution.
Meanwhile, the positive trend in broadband accesses gathered pace, reaching 460 thousand accesses in March (+10.6% year-on-year), with net adds in the quarter of nearly 40 thousand accesses, more than the Company registered in all of 2009. Pay TV accesses totalled 147 thousand with net adds in the quarter exceeding 20 thousand accesses (versus a net loss for all of 2009).
Consequently, Telefónica Telecom managed 2.2 million accesses at the end of March, in line with the customer base in December 2009 (versus 2.8 million in March 2009). The year-on-year comparison was heavily affected by the deactivation of inactive lines carried out in December of 2009.
The Company continued to focus on its strategy of bundling services. At the end of March 2010, 80% of wireline accesses formed part of a bundle, while all broadband accesses were bundled in a Dúo or Trío package.
Revenues totalled 161 million euros in the first quarter of 2010, with a slowdown in the pace of the year-on-year decline of 5.2 percentage points versus the previous quarter, to 12.3% in local currency. This trend was largely driven by lower revenues from traditional telephony (down 23.1% year-on-year in local currency), which primarily resulted from a smaller customer base and the commercial repositioning the company is implementing. This repositioning of the commercial offering was likewise reflected in revenues from Internet, TV and content which were roughly stable (-0.3%) in local currency year-on-year. Revenues from capacity rental, data and IT grew 20.5% year-on-year in local currency, remaining a key growth driver for the Company.
Meanwhile, operating expenses in the first quarter of 2010 rose by 2.8% year-on-year in local currency, largely due to costs associated to the company’s commercial repositioning. Bad debt provisions totalled 4.6% of revenues (+1.8 percentage points year-on-year), a significant improvement on the previous quarter (-1.1 percentage points).
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Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) was 54 million euros in the first quarter (-29.6% year-on-year in local currency), with a 33.8% OIBDA margin, in line with full-year 2009 (-8.3 percentage points versus first quarter of 2009).
CapEx in the first quarter stood at 14 million euros (-35.6% year-on-year in local currency), with OIBDA-CapEx amounting to 41 million euros (-27.3% year-on-year in local currency).
MEXICO
Mexico’s rapid and robust economic recovery continued in the first quarter of 2010, with even more buoyant performance of the manufacturing and services industries, while inflation remained steady.
The telecommunications sector also posted a significant recovery, being noteworthy the healthy performance of the mobile market, in which estimated penetration climbed by 4 percentage points in the past 12 months to 77% in March 2010.
In this environment, Telefónica Móviles México continued to improve its competitive position, with a focus on customer value as a cornerstone of growth. The company achieved a sound set of financial results and reinforced its position as an important source of cash flow generation for the Group.
On commercial terms, a highlight of the first quarter was the focus on the contract segment, with new, customised commercial plans, which were warmly received by the market, such as the “Plan Pagamenos +3” (Payless Plan +3), which complements the “Plan Personal” (Personal Plan). At the end of March 2010, the company had 17.8 million wireless accesses, a year-on-year increase of 14.8%. Particularly remarkable was the contract segment’s performance, with a large surge in commercial activity in the first quarter, both in gross adds and migrations, which helped to boost the contract customer base by 33.7% year-on-year (compared with a year-on-year increase of 19.4% in December 2009). Total accesses stood at 18.2 million accesses, up 16.0% year-on-year.
This remarkable boost in the customer base stems from the acquisition of new customers and from good churn management. Gross adds rose 14.8% in the quarter year-on-year, accelerating the growing trend already seen in the fourth quarter of 2009 (+5.1%) intensified, with growth occurring across all segments.
The Company’s churn rate remains the benchmark in the Mexican market, standing at 2.2% in the first quarter, 0.4 percentage points lower than in the same period a year earlier, though showing a slight increase from the fourth quarter of 2009 prompted by the effect of the Christmas campaign.
As a result, net adds in the first three months of 2010, totalled close to 413 thousand wireless accesses, more than doubling the net adds of a year earlier, thanks both to a recovery in the Mexican market and to the Company’s commercial success, which has seen its market share increasing up to 21% at the end of the first quarter (up 1.5 percentage points from a year earlier).
Traffic continued the year-on-year growth trend that began in the third quarter of 2009, with growth accelerating to 17.1%, underpinned by a good performance of outgoing traffic (up 20.3%), both on-net and off-net.
ARPU in the first quarter fell by 4.3% year-on-year in local currency, affected by termination rate cuts and the Company’s commercial policy. Subsidies for mobile handsets were reduced as the Company moved towards a more active traffic promotions policy, which enhanced its market position and helped it to capture market share. Data revenues rose in the first quarter of 2010 a solid 23.7% year-on-year increase in local currency and now account for 22.5% of service revenue (+2.4 percentage points year-on-year).
Revenues totalled 436 million euros in the first quarter, a year-on-year increase of 14.6% in local currency. These figures illustrate the excellent performance of service revenue (up 10.7% year-on-year in local currency) and handset sales revenues (up 58.8%), which benefited from stepped-up commercial activity, lower subsidies and the increasing role of Premium range handsets, a consequence of the Company’s drive to attract higher-value customers.
Operating income before depreciation and amortisation (OIBDA) outpaced revenue in the first quarter to total 132 million euros (+20.2% year-on-year in local currency), with an improvement of 142 basis points in the OIBDA margin from the same period a year earlier, to 30.2%, despite more intense commercial activity, particularly in the contract segment.
CapEx in the first quarter of 2010 stood at 23 million euros, while operating cash flow (OIBDA–CapEx) showed a remarkable 47.7% year-on-year increase in local currency to 109 million euros.
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Telefónica Latinoamérica
VENEZUELA
For a better understanding of the evolution of Telefónica Móviles Venezuela’s financial results in euros, it should be noticed that in early January 2010 the Venezuelan government devalued the bolivar fuerte. Therefore in 2010, the conversion of Telefónica Móviles Venezuela’s financial results is delivered at an exchange rate of 4.3 bolivar fuerte per dollar, which implies a year-on-year devaluation of 50%. It must be borne in mind that the Company’s financial results reflect an hyperinflation adjustment for both 2009 and 2010.
For comparative purposes and to facilitate the interpretation of year-on-year changes with respect to 2009 in local currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment (changes in organic terms).
Market penetration rate in Venezuela reached an estimated 102% in March 2010, remaining almost unchanged since March 2009.
Telefónica Móviles Venezuela occupies a unique position in the market, with an integrated service offering, with a marketing strategy focused on increasing loyalty and on high-value customers through a selective customer acquisition policy.
Telefónica managed 11.5 million total accesses at the end of March 2010 (versus 12 million at the end of March 2009). Mobile customer base totalled 10.3 million customers (10.7 million in March 2009), with a better performance of the contract segment, that rose 7.2% in the past 12 months.
As consequence of the selective acquisition of high-value customers, positive net adds have been achieved in the first quarter in the contract segment, mobile broadband and pay TV, which were offset by a slower commercial activity overall and higher churn in prepay. As a result, the first quarter of 2010 reflected a net loss of 315 thousand total accesses.
First quarter churn stood at 2.6%, in line with churn in the previous quarter. On a year-on-year basis, churn rose 0.5 percentage point due to a rebound in the prepay segment, although in the contract segment churn dropped significantly year-on-year to lower-than-average levels.
First quarter traffic totalled 3,560 million minutes (down 5.5% year-on-year) due to a smaller customer base.
ARPU continued to register solid performance, improving 23.3% year-on-year in the first quarter in organic terms, supported by the positive performance of data business, especially mobile broadband and the excellent evolution of customer revenues with smartphones. Data revenues advanced 49.2% year-on-year in organic terms, reaching 31.9% of service revenues. Non-P2P-SMS data revenues doubled in organic terms, cementing their role as a cornerstone for growth of the business to represent a 14.1% (+3.9 p.p. versus the first quarter of 2009).
Revenue reached 491 million euros in the first quarter of 2010, with a year-on-year organic growth of 12.9%, driven by a sharp increase in service revenue, which rose 21.1% in organic terms, reflecting the good performance of the data business.
Operating income before depreciation and amortisation (OIBDA) stood at 227 million euros in the first quarter of 2010, a year-on-year organic increase of 1.7%, as a result of a successful cost management in an inflationary environment and of higher handset costs. The Company keeps achieving high operating profitability, with an OIBDA margin of 46.2% in the first quarter (versus 45.0% in the previous quarter and 50.5% in the first quarter of 2009).
Operating cash flow (OIBDA-CapEx) stood at 168 million euros in the first quarter of 2010 (-14.0% year-on-year in organic terms). The decline was the result of a significant CapEx, that was 2.2 times in organic terms the figure of the previous year, affected by a different scheduling of investment execution) totalling 59 million euros to improve coverage and continue the rollout of GSM and 3G networks and the satellite TV service.
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Telefónica Latinoamérica
CENTRAL AMERICA
Telefónica mobile markets ´ penetration in Central America rose to an estimated 91% at the end of 2010 (a year-on-year advance of 11 percentage points), with close to 120% level, both in El Salvador and Panama, highly competitive markets.
At the end of March, Telefónica Centroamérica managed 6.4 million total accesses, up 5.7% from March 2009. The number of mobile accesses rose to nearly 6.0 million, a 6.0% increase year-on-year after adding 163 thousand accesses in the first quarter of 2010. This gain was driven by both an increase in gross adds (+29.7% year-on-year) and the healthy performance of the churn rate, which stood at 2.2% (-0.7 percentage points from the first quarter of 2009) as a result of a higher focus on high value customers.
Revenues totaled 135 million euros in the first quarter of 2010, a 3.2% year-on-year decline in constant currency, as a result of the intense competitiveness in the region.
Operating income before depreciation and amortisation (OIBDA) stood at 46 million euros in the quarter (-21.5% year-on-year in constant terms), affected by the strong commercial activity in the quarter. OIBDA margin reached 33.8%, an 8.0 percentage point decline year-on-year, due to the impact of higher commercial and advertising costs, intended to improve the company’s positioning in the different markets.
CapEx stood at 11 million euros in the first quarter of 2010 compared with 3 million euros in the same period in 2009. Operating cash flow (OIBDA-CapEx) stood at 35 million euros (60 million euros in the first quarter of 2009).
ECUADOR
The estimated penetration of the Ecuadorian mobile market stood at 97% at the end of March 2010, up more than 10 percentage points year-on-year.
Telefónica managed in Ecuador 3.9 million total accesses by the end of March 2010, of which 3.8 million were mobile accesses, with an increase of 20.7% and 21.0% year-on-year, respectively.
As a result, first-quarter net adds for the mobile business reached 125 thousand accesses, 2.2 times more than net adds reported in the same period a year earlier. This good performance was supported by the increase year-on-year of 16.8% in gross adds, along with a year-on-year improvement in churn, which stood at 2.5% in the first quarter (a 0.6 percentage points year-on-year improvement). Churn contention remains key in the positive performance of the company and its market share evolution.
Traffic evolution in the first quarter remained highly positive, and stood at 1,035 million minutes, up 29.1% year-on-year, supported by the sharp increase in on-net traffic (up 55.4% year-on-year).
ARPU in the first quarter fell by 7.9% in local currency, affected by larger proportion of on-net traffic, with lower unit prices. It is noteworthy the good performance of the data business, which boosted its revenues by 31.8% in local currency from a year earlier to account for 23.3% of service revenues (+4.0 percentage points versus the first quarter of 2009), driven by a 74.0% y-o-y increase in non-P2P SMS data revenues, that weigh 46.4% of data revenues in the first quarter of 2010.
Revenues in the first quarter consolidated the positive trend seen in previous quarters. Revenues totalled 90 million euros, up 9.7% year-on-year in local currency, underpinned by a year-on-year increase of 9.0% in service revenues and higher revenues from handset sales (up 17.8% year-on-year in local currency).
Operating income before depreciation and amortisation (OIBDA) rose 1.5% in local currency year-on-year to 26 million euros. OIBDA margin stood at 29.3%, in line with the margin for the full year 2009. The margin in the first quarter was lower year-on-year (-2.4 percentage points), mainly due to the more intense commercial activity carried out in 2010.
CapEx totalled 6 million euros (up 24.9% year-on-year in local currency) in the first quarter of the year, as the Company maintained its commitment to improve coverage and service. Operating cash flow (OIBDA-CapEx) in the first quarter stood at 20 million euros (-3.7% in local currency).
January – March 2010 Results Telefónica    35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2009				2010
	March	June	September	December	March	% Chg y-o-y

Final Clients Accesses	159,401.5	160,749.5	163,656.9	168,531.1	172,265.3	8.1
Fixed telephony accesses (1)	25,517.1	25,391.2	25,108.4	24,578.3	24,459.1	(4.1)
Internet and data accesses	7,611.1	7,662.5	7,555.5	7,605.2	7,733.8	1.6
Narrowband (2)	1,306.4	1,207.7	1,147.4	1,070.6	983.6	(24.7)
Broadband (3) (4)	6,208.9	6,352.2	6,304.1	6,426.8	6,641.5	7.0
Other (5)	95.8	102.6	104.0	107.8	108.7	13.4
Mobile accesses	124,658.3	126,016.4	129,300.0	134,698.9	138,377.4	11.0
Pre-Pay	103,333.4	104,298.9	107,017.2	111,503.6	113,517.7	9.9
Contract	21,324.9	21,717.5	22,282.9	23,195.4	24,859.7	16.6
Pay TV	1,615.1	1,679.4	1,692.9	1,648.6	1,695.0	4.9

Wholesale Accesses	58.5	58.1	57.1	56.1	55.8	(4.6)

Total Accesses	159,460.0	160,807.7	163,714.0	168,587.2	172,321.1	8.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.
Note: December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.
TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Revenues	5,626	5,398	4.2
Internal exp capitalized in fixed assets	31	23	33.4
Operating expenses	(3,619)	(3,387)	6.9
Supplies	(1,506)	(1,467)	2.6
Personnel expenses	(484)	(448)	8.1
Subcontracts	(1,357)	(1,183)	14.7
Bad debt provision	(123)	(131)	(5.6)
Taxes	(149)	(158)	(5.5)
Other net operating income (expense)	10	31	(66.6)
Gain (loss) on sale of fixed assets	8	(4)	c.s.
Impairment of goodwill and other assets	(1)	—	n.m.
Operating income before D&A (OIBDA)	2,056	2,061	(0.3)
OIBDA Margin	36.5%	38.2%	(1.6 p.p. )
Depreciation and amortization	(947)	(893)	6.0
Operating income (OI)	1,109	1,168	(5.1)

Notes:

•	OIBDA and OI before management and brand fees.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January – March 2010 Results Telefónica     36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2009				2010
	March	June	September	December	March	% Chg y-o-y

BRAZIL
Final Clients Accesses	61,332.8	62,418.5	64,119.3	66,925.7	69,185.5	12.8
Fixed telephony accesses (1)	11,578.3	11,469.9	11,322.8	11,253.8	11,193.2	(3.3)
Internet and data accesses	3,610.7	3,615.0	3,440.5	3,440.2	3,573.4	(1.0)
Narrowband	882.9	811.5	785.2	723.1	689.4	(21.9)
Broadband (2)	2,659.2	2,728.7	2,579.8	2,638.4	2,801.4	5.3
Other (3)	68.6	74.8	75.5	78.7	82.6	20.5
Mobile accesses	45,641.5	46,819.3	48,847.2	51,744.4	53,949.1	18.2
Pre-Pay	36,847.3	37,775.5	39,580.5	41,960.7	43,435.9	17.9
Contract	8,794.1	9,043.8	9,266.7	9,783.7	10,513.2	19.5
Pay TV	502.4	514.3	508.8	487.2	469.8	(6.5)

Wholesale Accesses	34.9	34.7	34.6	34.2	33.6	(3.8)

Total Accesses	61,367.7	62,453.2	64,153.9	66,959.8	69,219.1	12.8

ARGENTINA
Final Clients Accesses	20,856.7	20,969.9	21,360.8	21,890.7	22,157.2	6.2
Fixed telephony accesses (1)	4,592.3	4,585.6	4,596.8	4,607.7	4,608.9	0.4
Fixed wireless	26.0	31.2	33.4	36.2	38.0	45.7
Internet and data accesses	1,262.0	1,267.9	1,310.6	1,351.0	1,365.5	8.2
Narrowband	156.0	140.7	124.1	112.7	89.1	(42.9)
Broadband (2)	1,106.0	1,127.2	1,186.5	1,238.3	1,276.4	15.4
Mobile accesses	15,002.4	15,116.4	15,453.4	15,931.9	16,182.8	7.9
Pre-Pay	9,889.2	10,057.7	10,349.7	10,736.8	10,867.3	9.9
Contract	5,113.2	5,058.7	5,103.8	5,195.2	5,315.5	4.0

Wholesale Accesses	9.5	9.7	9.8	9.3	9.8	4.0

Total Accesses	20,866.1	20,979.5	21,370.6	21,900.0	22,167.0	6.2

CHILE
Final Clients Accesses	10,078.5	10,208.5	10,364.0	10,645.0	10,847.4	7.6
Fixed telephony accesses (1)	2,088.5	2,069.2	2,048.9	2,028.0	1,990.9	(4.7)
Internet and data accesses	741.3	767.2	790.2	807.2	800.0	7.9
Narrowband	20.1	18.7	17.4	15.9	8.5	(57.6)
Broadband (2)	712.8	740.3	764.6	783.2	783.5	9.9
Other (3)	8.5	8.3	8.3	8.1	8.0	(5.2)
Mobile accesses	6,986.0	7,104.4	7,255.4	7,524.7	7,759.6	11.1
Pre-Pay	5,030.6	5,078.0	5,179.8	5,435.9	5,531.7	10.0
Contract	1,955.3	2,026.4	2,075.7	2,088.8	2,228.0	13.9
Pay TV	262.8	267.6	269.5	285.1	296.9	13.0

Wholesale Accesses	10.5	10.0	8.9	8.9	8.6	(17.8)

Total Accesses	10,089.1	10,218.5	10,373.0	10,653.8	10,856.1	7.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January – March 2010 Results Telefónica     37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES(II)
Unaudited figures (Thousands)

	2009				2010
	March	June	September	December	March	% Chg y-o-y

PERU
Final Clients Accesses	15,221.8	15,414.6	15,680.8	15,916.3	16,162.6	6.2
Fixed telephony accesses (1)	3,029.3	3,068.7	3,041.6	2,971.2	2,945.3	(2.8)
Fixed wireless	555.5	610.5	620.1	582.7	555.8	0.1
Internet and data accesses	755.4	779.4	795.0	800.6	824.0	9.1
Narrowband	22.5	20.3	17.5	16.9	15.0	(33.4)
Broadband (2)	719.0	745.0	762.5	768.0	792.2	10.2
Other (3)	13.8	14.2	15.0	15.6	16.8	21.6
Mobile accesses	10,756.2	10,863.2	11,120.8	11,458.2	11,681.1	8.6
Pre-Pay	9,667.4	9,726.9	9,940.0	10,214.2	10,151.5	5.0
Contract	1,088.9	1,136.3	1,180.8	1,244.1	1,529.6	40.5
Pay TV (4)	680.9	703.2	723.4	686.3	712.3	4.6

Wholesale Accesses	0.4	0.5	0.5	0.5	0.5	11.7

Total Accesses	15,222.3	15,415.0	15,681.2	15,916.8	16,163.1	6.2

COLOMBIA (5)
Final Clients Accesses	12,625.5	11,792.4	11,462.3	11,159.9	11,528.0	(8.7)
Fixed telephony accesses (1)	2,247.2	2,182.9	2,074.4	1,639.8	1,628.2	(27.5)
Internet and data accesses	427.0	437.7	441.2	428.4	464.9	8.9
Narrowband	8.9	7.7	6.4	5.9	4.9	(45.2)
Broadband (2)	416.0	427.8	432.6	420.3	460.0	10.6
Other (3)	2.0	2.2	2.2	2.2	0.0	(100.0)
Mobile accesses	9,805.8	9,028.0	8,810.9	8,964.6	9,287.5	(5.3)
Pre-Pay	8,206.1	7,409.6	7,099.0	7,203.2	7,369.0	(10.2)
Contract	1,599.6	1,618.4	1,711.8	1,761.4	1,918.5	19.9
Pay TV	145.6	143.8	135.9	127.2	147.4	1.2

Wholesale Accesses	3.2	3.2	3.3	3.3	3.3	2.4

Total Accesses	12,628.7	11,795.6	11,465.6	11,163.2	11,531.3	(8.7)

MEXICO
Mobile accesses	15,517.7	15,942.5	16,518.4	17,400.5	17,813.2	14.8
Pre-Pay	14,623.0	15,026.6	15,557.1	16,328.3	16,617.3	13.6
Contract	894.7	915.9	961.2	1,072.1	1,195.9	33.7
Fixed wireless	167.9	203.3	249.8	334.3	381.1	127.0
Total Accesses	15,685.6	16,145.9	16,768.1	17,734.8	18,194.3	16.0

VENEZUELA
Mobile accesses	10,679.5	10,752.9	10,613.8	10,531.4	10,254.6	(4.0)
Pre-Pay	10,070.2	10,139.0	9,988.7	9,891.1	9,601.7	(4.7)
Contract	609.3	613.9	625.1	640.3	652.9	7.2
Fixed wireless	1,291.5	1,290.3	1,237.7	1,214.3	1,170.8	(9.4)
Pay TV	23.4	50.4	55.4	62.8	68.7	194.0
Total Accesses	11,994.4	12,093.5	11,906.9	11,808.5	11,494.0	(4.2)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	67 thousand inactive Pay TV accesses were disconnected in December 2009.

(5)	376 thousand fixed telephony accesses, 25 thousand broadband accesses and 5 thousand Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.
January – March 2010 Results Telefónica     38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES(III)
Unaudited figures (Thousands)

	2009				2010
	March	June	September	December	March	% Chg y-o-y

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	441.1	444.9	456.0	444.5	453.2	2.8
Fixed Wireless	288.7	288.3	287.6	331.9	223.1	(22.7)
Internet and data accesses	17.6	16.6	15.7	14.7	12.7	(28.2)
Broadband (3)	15.6	14.6	13.5	12.6	11.4	(26.8)
Other (4)	2.0	2.0	2.2	2.1	1.2	(39.3)
Mobile accesses	5,630.2	5,605.7	5,655.8	5,806.5	5,969.2	6.0
Pre-Pay (5)	5,242.7	5,213.4	5,252.7	5,385.2	5,473.2	4.4
Contract	387.5	392.3	403.1	421.3	496.0	28.0
Total Accesses	6,089.0	6,067.3	6,127.5	6,265.8	6,435.1	5.7

ECUADOR
Mobile accesses	3,179.2	3,253.3	3,451.8	3,721.8	3,846.7	21.0
Pre-Pay	2,711.6	2,772.1	2,952.9	3,193.9	3,299.4	21.7
Contract	467.6	481.2	499.0	527.9	547.3	17.0
Fixed Wireless	81.0	76.3	80.6	84.7	87.5	8.0
Total Accesses	3,260.2	3,329.6	3,532.5	3,806.4	3,934.2	20.7

URUGUAY
Mobile accesses	1,459.9	1,530.8	1,572.5	1,614.9	1,633.5	11.9
Pre-Pay	1,045.4	1,100.1	1,116.8	1,154.3	1,170.7	12.0
Contract	414.5	430.7	455.7	460.6	462.8	11.7
Total Accesses	1,459.9	1,530.8	1,572.5	1,614.9	1,633.5	11.9

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116 thousand inactive mobile accesses were disconnected in Guatemala in December 2009.
January – March 2010 Results Telefónica     39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009				2010
	Q1	Q2	Q3	Q4	Q4	% Chg y-o-y Local Cur

BRAZIL
Traffic (Million minutes)	10,344	10,918	12,689	18,181	18,345	77.3
ARPU (EUR)	9.0	9.7	10.2	10.4	10.1	(7.9)

ARGENTINA
Traffic (Million minutes)	3,485	3,744	4,080	4,253	4,052	16.3
ARPU (EUR)	9.3	8.6	8.1	8.5	8.5	5.0

CHILE
Traffic (Million minutes)	2,537	2,553	2,632	2,799	2,822	11.2
ARPU (EUR)	11.0	10.4	10.5	11.0	11.5	(4.9)

PERU
Traffic (Million minutes)	2,809	2,792	2,817	3,042	3,072	9.4
ARPU (EUR)	5.5	5.6	5.3	5.6	5.7	(1.4)

COLOMBIA
Traffic (Million minutes)	3,265	3,208	3,489	3,703	3,779	15.8
ARPU (EUR)	5.4	5.7	6.3	6.2	6.7	5.2

MEXICO
Traffic (Million minutes)	5,378	5,720	5,881	6,208	6,298	17.1
ARPU (EUR)	6.7	7.3	6.8	6.7	6.8	(4.3)

VENEZUELA
Traffic (Million minutes)	3,767	3,692	3,735	3,758	3,560	(5.5)
ARPU (EUR) (1)	21.0	20.6	21.1	22.2	12.9	23.3

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,690	1,691	1,722	1,766	1,802	6.7
ARPU (EUR) (3)	7.5	7.2	6.6	6.5	6.6	(8.8)

ECUADOR
Traffic (Million minutes)	802	902	970	1,071	1,035	29.1
ARPU (EUR)	7.3	6.9	6.6	6.3	6.3	(7.9)

URUGUAY
Traffic (Million minutes)	616	628	685	718	691	12.3
ARPU (EUR)	8.9	8.1	8.2	9.4	9.9	(1.1)

Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January – March 2010 Results Telefónica     40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	10,344	21,263	33,952	52,134	18,345	77.3
ARPU (EUR)	9.0	9.4	9.7	9.9	10.1	(7.9)

ARGENTINA
Traffic (Million minutes)	3,485	7,228	11,309	15,562	4,052	16.3
ARPU (EUR)	9.3	8.9	8.6	8.6	8.5	5.0

CHILE
Traffic (Million minutes)	2,537	5,090	7,722	10,521	2,822	11.2
ARPU (EUR)	11.0	10.7	10.6	10.7	11.5	(4.9)

PERU
Traffic (Million minutes)	2,809	5,601	8,418	11,460	3,072	9.4
ARPU (EUR)	5.5	5.5	5.5	5.5	5.7	(1.4)

COLOMBIA
Traffic (Million minutes)	3,265	6,473	9,962	13,665	3,779	15.8
ARPU (EUR)	5.4	5.6	5.8	5.9	6.7	5.2

MEXICO
Traffic (Million minutes)	5,378	11,098	16,979	23,186	6,298	17.1
ARPU (EUR)	6.7	7.0	6.9	6.9	6.8	(4.3)

VENEZUELA
Traffic (Million minutes)	3,767	7,458	11,193	14,951	3,560	(5.5)
ARPU (EUR) (1)	21.0	20.8	20.9	21.2	12.9	23.3

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,690	3,380	5,102	6,868	1,802	6.7
ARPU (EUR) (3)	7.5	7.3	7.1	6.9	6.6	(8.7)

ECUADOR
Traffic (Million minutes)	802	1,704	2,673	3,744	1,035	29.1
ARPU (EUR)	7.3	7.1	6.9	6.8	6.3	(7.9)

URUGUAY
Traffic (Million minutes)	616	1,243	1,928	2,646	691	12.3
ARPU (EUR)	8.9	8.5	8.4	8.7	9.9	(1.1)

Note:

•	ARPU calculated as a monthly quarterly average for each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January – March 2010 Results Telefónica     41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg	% Chg y-o-y Local Cur

BRAZIL
Revenues	2,304	1,898	21.4	0.3
OIBDA	770	700	9.9	(9.2)
OIBDA margin	33.4%	36.9%	(3.5 p.p. )
CapEx	209	221	(5.2)	(21.7)
OpCF (OIBDA-CapEx)	561	479	16.9	(3.4)
Vivo
Revenues	854	676	26.4	4.4
Service revenues	792	615	28.9	6.5
OIBDA	257	203	26.7	4.6
OIBDA margin	30.1%	30.0%	0.1 p.p.
CapEx	66	87	(23.8)	(37.1)
OpCF (OIBDA-CapEx)	191	116	64.2	35.6
Telesp
Revenues	1,579	1,323	19.4	(1.4)
OIBDA	516	498	3.8	(14.3)
OIBDA margin	32.7%	37.6%	(4.9 p.p. )
CapEx	144	134	6.8	(11.8)
OpCF (OIBDA-CapEx)	373	363	2.6	(15.2)

ARGENTINA
Revenues	678	690	(1.8)	12.9
OIBDA	242	251	(3.8)	10.7
OIBDA margin (1)	34.7%	35.4%	(0.8 p.p. )
CapEx	66	46	45.3	67.1
OpCF (OIBDA-CapEx)	175	205	(14.6)	(1.8)
T. Moviles Argentina
Revenues	429	432	(0.9)	14.0
Service revenues	401	401	(0.0)	15.0
OIBDA	146	145	1.0	16.1
OIBDA margin	34.0%	33.4%	0.6 p.p.
CapEx	25	15	70.6	96.2
OpCF (OIBDA-CapEx)	121	130	(6.9)	7.1
Telefónica de Argentina
Revenues	270	281	(3.8)	10.6
OIBDA	95	106	(10.6)	2.9
OIBDA margin (1)	31.5%	33.6%	(2.1 p.p. )
CapEx	41	31	33.2	53.2
OpCF (OIBDA-CapEx)	54	76	(28.4)	(17.7)

CHILE
Revenues	492	452	8.8	(1.1)
OIBDA	210	174	21.1	10.0
OIBDA margin	42.7%	38.4%	4.3 p.p.
CapEx	58	65	(10.5)	(18.7)
OpCF (OIBDA-CapEx)	152	109	40.0	27.2
T. Móviles Chile
Revenues	280	248	12.9	2.5
Service revenues	264	230	14.9	4.4
OIBDA	125	97	29.5	17.7
OIBDA margin	44.8%	39.0%	5.8 p.p.
CapEx	34	39	(13.2)	(21.2)
OpCF (OIBDA-CapEx)	92	58	58.2	43.8
Telefónica Chile
Revenues	235	222	5.8	(3.9)
OIBDA	85	77	10.4	0.3
OIBDA margin	36.2%	34.7%	1.5 p.p.
CapEx	25	26	(6.3)	(14.9)
OpCF (OIBDA-CapEx)	61	51	19.0	8.1

Note: OIBDA is presented before management and brand fees.

(1)	Margin over revenues includes fixed to mobile interconnection.
January – March 2010 Results Telefónica     42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - December
	2010	2009	% Chg	% Chg y-o-y Local Cur

PERU
Revenues	451	429	5.0	(0.3)
OIBDA	163	160	1.9	(3.3)
OIBDA margin	36.2%	37.4%	(1.1 p.p. )
CapEx	18	18	3.8	(1.5)
OpCF (OIBDA-CapEx)	145	143	1.6	(3.5)
T. Móviles Perú
Revenues	225	210	6.9	1.5
Service revenues	191	174	9.4	3.8
OIBDA	82	76	7.2	1.7
OIBDA margin	36.5%	36.4%	0.1 p.p.
CapEx	4	10	(57.7)	(59.9)
OpCF (OIBDA-CapEx)	78	66	17.2	11.2
Telefónica del Perú
Revenues	258	254	1.7	(3.5)
OIBDA	81	89	(8.5)	(13.1)
OIBDA margin	31.5%	35.0%	(3.5 p.p. )
CapEx	14	7	90.6	80.9
OpCF (OIBDA-CapEx)	67	81	(17.3)	(21.5)

COLOMBIA
Revenues	346	315	9.6	(6.0)
OIBDA	113	118	(4.5)	(18.2)
OIBDA margin	32.7%	37.5%	(4.9 p.p. )
CapEx	22	21	4.6	(10.3)
OpCF (OIBDA-CapEx)	91	97	(6.6)	(19.9)
T. Móviles Colombia
Revenues	193	166	16.3	(0.3)
Service revenues	182	160	14.1	(2.2)
OIBDA	58	52	12.4	(3.6)
OIBDA margin	30.2%	31.3%	(1.0 p.p. )
CapEx	9	3	164.1	126.4
OpCF (OIBDA-CapEx)	50	49	2.0	(12.6)
Telefónica Telecom
Revenues	161	158	2.3	(12.3)
OIBDA	54	66	(17.8)	(29.6)
OIBDA margin	33.8%	42.1%	(8.3 p.p. )
CapEx	14	18	(24.9)	(35.6)
OpCF (OIBDA-CapEx)	41	48	(15.2)	(27.3)

MEXICO (T. Móviles Mexico)
Revenues	436	359	21.2	14.6
Service revenues	387	330	17.1	10.7
OIBDA	132	104	27.2	20.2
OIBDA margin	30.2%	28.8%	1.4 p.p.
CapEx	23	34	(31.8)	(35.5)
OpCF (OIBDA-CapEx)	109	69	56.2	47.7

VENEZUELA (T. Móviles Venezuela) (1)
Revenues	491	879	(44.2)	12.9
Service revenues	436	727	(40.0)	21.1
OIBDA	227	443	(48.9)	1.7
OIBDA margin	46.2%	50.5%	(4.3 p.p. )
CapEx	59	54	8.2	116.8
OpCF (OIBDA-CapEx)	168	389	(56.9)	(14.0)

CENTRAL AMERICA (2)
Revenues	135	150	(10.4)	(3.2)
Service revenues	127	142	(10.7)	(3.6)
OIBDA	46	63	(27.5)	(21.5)
OIBDA margin	33.8%	41.8%	(8.0 p.p. )
CapEx	11	3	n.s.	n.s
OpCF (OIBDA-CapEx)	35	60	(42.5)	(36.4)

ECUADOR (T. Móviles Ecuador)
Revenues	90	87	3.4	9.7
Service revenues	79	76	2.7	9.0
OIBDA	26	27	(4.4)	1.5
OIBDA margin	29.3%	31.7%	(2.4)
CapEx	6	5	17.7	24.9
OpCF (OIBDA-CapEx)	20	22	(9.2)	(3.7)

Note:

•	OIBDA is presented before management and brand fees.

(1)
2009 and 2010 reported figuresinclude the hyperinflationary adjustments in Venezuela in both years. For comparison purposesand to facilitate the interpretation of the year-on-year changes vs. 2009, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January – March 2010 Results Telefónica     43

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - December
	2010	2009	% Chg	% Chg y-o-y Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	54	44	22.7	8.8
Service revenues	51	41	26.0	11.6
OIBDA	23	16	50.7	33.5
OIBDA margin	43.4%	35.3%	8.0
CapEx	2	4	(32.3)	(40.0)
OpCF (OIBDA-CapEx)	21	12	75.3	55.3
Note: OIBDA is presented before management and brand fees.
January – March 2010 Results Telefónica     44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
Telefónica Europe continued its good momentum across key growth drivers, with a strong boost in smartphone penetration and mobile internet usage. The Group has strengthened its portfolio in the quarter with the acquisitions of Jajah (consolidated as a separate entity within Telefónica Europe) and HanseNet (consolidated under Telefónica O2 Germany).
At the end of March, 2010, Telefónica Europe’s total customer base reached 53.9 million (+15.5% year-on-year, +6.7% year-on-year in organic terms) on the back of the continued expansion of mobile contract and broadband accesses (fixed and mobile).
Focused commercial strategy to improve mobile customer mix towards contract, through targeted activities around migrations from prepay and increased adoption of data-enabled devices, led to a 11.7% year-on-year increase in the contract base, driving up the total mobile customer base to 44.6 million (+6.6% year-on-year). Contract customers already represent 48% of the total, 2 percentage points higher than in March, 2009.
Mobile net additions for the quarter were 504 thousand (+11.2% year-on-year) on the back of strong growth of mobile broadband accesses (+67.3% year-on-year to exceed 7 million).
Telefónica Europe’s wireline retail broadband accesses reached 3.8 million lines at the end of March 2010, adding 2.2 million lines in the quarter, mainly impacted by the integration of HanseNet in the business (+83 thousand in organic terms).
Telefónica Europe accelerated revenue growth in the first quarter of 2010 to 5.4% year-on-year, from 3.2% year-on-year in 2009, in organic terms and excluding mobile termination rate cuts. Organic revenue growth showed a solid year-on-year performance of 1.7%, maintaining the upward trend already seen from previous quarters.
Reported revenues amounted to 3,486 million euros, up 7.4% year-on-year, with HanseNet and Jajah contributing 114 million euros in the first quarter of 2010 (HanseNet was consolidated from mid February and Jajah from January).
Robust growth in non-P2P SMS data revenue continued, increasing 35.2% year-on-year in the first quarter of 2010 in organic terms, boosted by the rapid adoption of smartphones and mobile broadband across markets, resulting in a strong increase of data packages.
Germany and UK businesses were the biggest contributors to organic revenue growth, offsetting the declines in Ireland and in the Czech Republic, reflecting the value of our diversified asset portfolio.
Operating expenses stood at 2,618 million euros in the first quarter of 2010, increasing 1.6% year-on-year in organic terms (+7.7% reported). The targeted customer acquisition and retention policy across markets resulted in higher external services costs, partly compensated by lower supply costs (mainly due to lower mobile termination rate cuts).
As a result, operating income before depreciation and amortization (OIBDA) amounted to 914 million euros in the first quarter of the year, virtually flat year-on-year in organic terms (-0.4%), with the UK and German businesses being again the biggest contributors to growth (3 percentage points, each). In reported terms, OIBDA growth was 3.6% year-on-year, with HanseNet and Jajah contributing 12 million euros in the first quarter of 2010.
OIBDA was impacted by one-offs, exceeding -21 million euros in the first quarter of 2010 (restructuring charges in the Czech Republic and Ireland of 15 and 7 million euros, respectively, as well as the Universal Service Obligation in the Czech Republic of 0.3 million euros), which compares with +16 million euros registered in the first quarter of 2009 (real estate sales and Universal Service Obligation in the Czech Republic).

[1]
Organic growth: in financial terms, assumes constant exchange rates (average of Q1 09), as well as HanseNet and Jajah contributions, assets that started to be included in Telefónica Europe’s consolidation perimeter from mid-February 2010 and from January 1st, 2010, respectively. In access terms,.HanseNet accesses are also excluded.

January – March 2010 Results Telefónica     45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
OIBDA margin was 26.2% in the first quarter of 2010 (27.2% in the first quarter of 2009), declining 0.6 percentage points in organic terms, but increasing 0.5 percentage points if the above-mentioned one-offs were also excluded from the calculation.
Operating cash flow (OIBDA-CapEx) posted a strong 7.4% year-on-year improvement in organic terms in the first quarter of 2010 (+10.7% year-on-year in reported terms), reaching 583 million euros. CapEx declined 12.1% year-on-year in organic terms, following the completion of the German rollout network, with a clear focus on growth and transformation to reinforce capacity and coverage across 3G mobile networks.
TELEFÓNICA O2 UK
In the first quarter of 2010 Telefónica O2 UK continued to deliver a market leading set of financial results in a highly competitive environment. The Company’s focus on capturing the mobile internet opportunity to drive further revenue growth is reflected on the year-on-year increase in ARPU, excluding mobile termination rate cuts, while maintaining market leading churn and a disciplined cost management led to a solid year-on-year OIBDA margin expansion.
Telefónica O2 UK continued to be ahead of the learning curve in understanding internet mobile customer behaviour, with a continuous effort to strengthen its networks to provide the best customer experience.
Total mobile customer base (excluding Tesco Mobile) increased 4.6% year-on-year to reach 21.4 million customers, driven by the strong expansion in the contract segment (+12.1% year-on-year). The significant improvement in the quality of the base should be highlighted, with an increasing take up of smartphones. At the end of March 2010, 46% of the mobile customer base was contract (+3 percentage points year-on-year), after recording 195 thousand contract net additions in the first quarter (56 thousand in total).
The contract segment continued to lead the market, with a best in class churn of 1.1% (an improvement of 0.1 percentage points, year-on-year), demonstrating the Company’s ability to retain high value customers. Total churn decreased 0.2 percentage points over the previous year to 2.6%.
In terms of usage, traffic in the first quarter of 2010 increased 10.6% year-on-year to 14,155 million minutes, reflecting a significant uptake from contract customers and improved trends in roaming traffic.
Telefónica O2 UK’s total ARPU in the first quarter of 2010 showed a better performance quarter-on-quarter, recording a 3.1% decline year-on-year in local currency to 24.0 euros (-4.5% year-on-year in the fourth quarter of 2009), with a positive 2.7% year-on-year growth in local currency, excluding mobile termination rate cuts.
It is also worth highlighting the solid voice ARPU performance, showing a 9.0% year-on-year decline in local currency, at 14.4 euros, which is an improvement over the 10.5% decrease posted in the last quarter of 2009. This improved trend is explained by the increased weight of the contract segment, partially compensated by mobile termination rate cuts in 2009.
Data ARPU showed a solid year-on-year increase in local currency of 7.2% to 9.6 euros, an improvement over the 6.2% year-on-year growth reported in the fourth quarter of 2009, leveraged on the significant increase in non-P2P SMS data ARPU, partially offset by the proliferation of unlimited SMS volume offers associated to mobile voice and data bundles, as well as voluntary lower SMS termination rates.
The Company’s wireline retail broadband Internet accesses reached 0.6 million lines at the end of March 2010 (+56.3% year-on-year).
The strong financial performance displayed in prior quarters continued during the first quarter of 2010, with revenue growth ramping up to 2.1% year-on-year in local currency to reach 1,634 million euros (+1.2% year-on-year in the fourth quarter of 2009 in local currency).
Mobile service revenues (1,503 million euros) recorded an outstanding evolution, increasing by 9.4% year-on-year in local currency, excluding the impact of mobile termination rate cuts (+8.2% year-on-year in local currency in the fourth quarter of 2009). In reported terms, growth was 3.1%, year-on-year in local currency, a sequential acceleration of 1.5 percentage points over the previous quarter, confirming Telefónica O2 UK’s differential growth profile in the market. This was mainly driven by the customer base expansion, primarily in contract, and the continued robust growth in non-P2P SMS data revenues (+43.8% year-on-year in local currency to amount 30.7% of total data revenues), on increased penetration of smartphone-related data tariffs. Total data revenues reached 614 million euros, amounting to 40.9% of mobile service revenues in the first quarter of 2010.
January – March 2010 Results Telefónica     46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Operating income before depreciation and amortization (OIBDA) showed a solid performance, recording a 7.3% year-on-year growth in local currency to reach 414 million euros, driving margins up year-on-year by 1.2 percentage points to 25.3%, leveraging lower churn and increased efficiencies in commercial and non-customer facing activities.
CapEx increased 27.1% year-on-year in local currency, reflecting the continued investment in customer support and in the mobile network. Independently verified tests already confirmed O2 network leading quality of service in the UK market. This year-on-year evolution should not be extrapolated for the whole year due to the different shaping of investment execution.
As a result, operating cash flow (OIBDA-CapEx) for the first three months of 2010 totalled 252 million euros, a marginal 2.5% year-on-year decrease in local currency.
TELEFÓNICA O2 GERMANY
Telefónica O2 Germany continued its strong trading momentum in the quarter while delivering further improvements to the sound financial performance already recorded in 2009.
In line with the Company’s strategy to enhance its integrated approach to address new market segments, the Company expanded its reach in the German market in the first quarter of 2010 with the integration of HanseNet. A new tariff, “O2 on”, targeting the SME segment, was also launched in the quarter, confirming the Company’s challenger positioning in product and service innovation.
Telefónica O2 Germany continued to outperform the mobile German market with 357 thousand net additions in the first quarter of 2010, 16.2% higher year-on-year, mainly driven by the continued success of “O2o” tariffs. Contract net additions rose 30.6% year-on-year and drove 43 % of the total net additions.
Telefónica O2 Germany’s mobile customer base reached 15.9 million as of March 31, 2010, with a 9.4% year-on-year increase, led by the 10.9% expansion in the contract segment, which represented 50% of the base at the end of March (+1 percentage points, year-on-year).
The churn rate reached 2.2%, virtually flat year-on-year (+0.1 percentage points) in a highly competitive market.
The continued growth in the customer base led to a year-on-year increase in traffic of 12.0% to reach 6,223 million minutes in the first quarter of 2010.
Total ARPU reached 14.8 euros in the first quarter, a 6.6% year-on-year decline, with solid growth in data ARPU partially offsetting voice ARPU decline. Excluding the impact of the prepay base disconnections in December 2009, year-on-year trend remained stable over previous quarters.
Data ARPU growth significantly accelerated to 7.5% year-on-year in the first quarter, on the back of strong mobile broadband revenues.
Voice ARPU performance was impacted by mobile termination rate cuts from April 2009, as well as by further consumer usage optimisation patterns, reaching 9.8 euros in the quarter (-12.5% year-on-year).
In the wireline business, Telefónica O2 Germany’s retail broadband internet access base reached 2.4 million in March, 2010 after incorporating 2.1 million accesses from HanseNet. Wholesale accesses declined 14.4% year-on-year in the quarter to 1.0 million lines due to the consolidation of HanseNet into the business.
Revenue performance in the first quarter of 2010 continued to be very strong, totalling 1,074 million euros, up 8.8% year-on-year in organic terms (+21.2% year-on-year in reported terms).
The robust evolution of mobile service revenue (702 million euros up to March, 2010) is noteworthy, with year-on-year growth ramping up for the fifth quarter in a row, excluding the impact from mobile termination rate cuts, to 3.8% (+1.3 percentage points over the fourth quarter of 2009), leading also to the first year-on-year increase in reported terms (+1.0% year-on-year) since the first quarter of 2009.
Key growth drivers were a rapid growth in non-P2P SMS data revenues (+43.9%, year-on-year to amount 40.9% of total data revenues), fuelled by increased penetration of mobile broadband in the base and supported by customer base expansion. Total data revenues reached 227 million euros, amounting to 32.3% of mobile service revenues in the first quarter of 2010. The Company maintains its competitive number three position in the mobile broadband market by leveraging its high quality mobile network.
January – March 2010 Results Telefónica     47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The acceleration in revenue growth was also fuelled by the increased contribution from fixed services (259 million euros, including HanseNet) and handset sales (“My Handy”).
Telefónica O2 Germany’s profitability was reinforced, with operating income before depreciation and amortization (OIBDA) increasing by 13.2% year-on-year on organic terms (+19.4% year-on-year on reported terms) to reach 241 million euros in the first quarter of 2010. This performance was achieved on the back of operational efficiency developed in 2009, despite increasing investments to capture growth, delivering a 0.9 percentage point margin expansion year-on-year in organic terms.
OIBDA margin in the first quarter of 2010 was 22.4%, with HanseNet negatively impacting margin by 1.3 percentage points in the quarter.
Operating cash flow (OIBDA-CapEX) increased more than seven times over last year’s figure to reach 128 million euros, boosted by the increase in OIBDA and the lower CapEx (-44.6% in organic terms) due to the network roll-out being broadly completed.
TELEFÓNICA O2 IRELAND
Amid tough economic conditions, Telefónica O2 Ireland traded well in the first quarter of 2010 with a particular focus on the contract mobile customer base, continued strong demand for smartphones and the lowest churn level in more than two years.
The Company performed strongly on contract net additions in the quarter, which reached 10 thousand, 24.8% higher than in the same period of 2009. Growth in the contract base (+7.8% year-on-year) led to a total customer base of 1.7 million (-0.3% year-on-year). As a result, the Company recorded an increase of 3 percentage points in the contract mix on the total customer base to 41% at the end of March, 2010.
Churn dropped 0.4 percentage points to 2.4% in the first quarter of 2010, demonstrating the Company’s successful effort in retaining high value customers.
Traffic carried in the first quarter of 2010 increased by 0.7% to 1,166 million minutes, reversing the declining trend seen in 2009 (-4.0% year-on-year). This was driven by a strong performance in the contract segment.
Total ARPU was 37.4 euros in the first quarter of the year, showing a year-on-year decline of 5.0% (-7.3% in the last quarter of 2009).
Voice ARPU (25.4 euros) dropped 8.5% year-on-year, improving against the trend seen in 2009 (-13.5% in the fourth quarter of 2009).
Data ARPU continued to post a solid year-on-year increase of 3.5% in the first quarter of 2010 reaching 12.0 euros, driven by an increasing number of mobile broadband customers in the base and improved mix, overall and despite the lower volume of SMS due to change in customers usage patterns.
Revenues for the first quarter were 211 million euros, a year-on-year decline of 5.8% (vs. -6.0% year-on-year in the fourth quarter of 2009). It is worth highlighting the 2.2 percentage points improvement in the year-on-year decline in mobile service revenues to -6.6% up to March 2010 (196 million euros).
Operating income before depreciation and amortization (OIBDA) for the first quarter was 59 million euros, showing a year-on-year decline of 14.6%, impacted by restructuring costs of 7 million euros registered in the quarter. Excluding the impact of restructuring costs, OIBDA would have dropped year-on-year by 4.7%, showing a 0.4 percentage point OIBDA margin improvement. Reported OIBDA margin reached 27.8% (30.7% up to March 2009).
Operating cash flow (OIBDA-CapEx) totalled 50 million euros up to March (-16.3% year-on-year), showing a 4.8% year-on-year reduction excluding restructuring costs, with CapEx virtually stable year-on-year (9 million euros).
TELEFÓNICA O2 CZECH REPUBLIC
In a challenging economic environment, Telefónica O2 Czech Republic maintained solid commercial momentum in fixed broadband and contract mobile segments in the Czech Republic, while in Slovakia the Company kept its momentum and further improved its financial performance.
January – March 2010 Results Telefónica     48

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
At the end of March, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.5 million, an increase of 5.2% year-on-year.
Mobile customers in the Czech Republic (5.0 million at the end of March) increased by 3.6% year-on-year mainly driven by the solid growth in the contract base (+10.1% year-on-year), leveraged on the continued success of the “Neon” tariffs and the customer migration from prepay to contract segment. Mobile net adds stood at 8 thousand (-19 thousand in the first quarter of 2009) underpinned by the positive contract net adds in the quarter (44 thousand). As a result, the mix of the contract base rose 3 percentage points year-on-year to 58%.
Fixed telephony accesses continued to post improvement in net losses (33 thousand; 21.9% lower than in the first quarter of 2009) driven by the solid uptake of “naked” accesses following the introduction of new broadband centric proposition in 2009, to reach 1.7 million at the end of March, 2010.
Retail internet broadband accesses reached 708 thousand (+14.8% year-on-year), with 25 thousand net additions in the quarter. Pay TV customers increased by 7.8% year-on-year to reach 138 thousand at the end of March.
Telefónica O2 Slovakia added 93 thousand customers in the first quarter of 2010, more than doubling the figure recorded in the same period last year, to reach a total of 646 thousand customers at the end of March 2010 (+76.8% year-on-year). To be highlighted is the strong increase in the contract customer base, close to two times the base reached at the end of March, 2009.
In the Czech Republic, the churn rate totalled 2.2%, virtually stable year-on-year, and posting a 0.2 percentage points decrease vs. the previous quarter.
Mobile traffic carried in the Czech Republic in the first quarter grew by 9.6% year-on-year to 2,127 million minutes due to the higher contract base and the strong performance of “Neon” flat rate tariffs.
Total mobile ARPU in the Czech Republic (17.8 euros) declined 11.2% year-on-year in local currency.
Voice ARPU dropped 11.5% year-on-year in local currency (-13.4% in the previous quarter), impacted by usage optimisation and mobile termination rate cuts. Data ARPU smoothed its rate of year-on-year decline to -10.2% in the quarter in local currency vs. -14.1% in the last quarter of 2009, mainly driven by continuous adoption of mobile broadband.
Revenues for the Telefónica O2 Czech Republic Group showed a 8.9% year-on-year decrease in constant currency in the first quarter of 2010 to reach 530 million euros. This evolution was mainly impacted by the difficult trading environment, mobile termination rate cuts (2009 and January, 2010), as well as the Universal Service Obligation recognition (6 million euros in the first quarter of 2009 and 1 million euros in the first quarter of 2010). Excluding both impacts, revenues would have declined by 6.1%, year-on-year in constant currency. The Czech business registered a 9.3% year-on-year decline of mobile service revenues in local currency to 261 million euros, owing to continued optimisation of usage, lower roaming revenue and mobile termination rate cuts. Fixed revenues fell by 9.0% year-on-year in local currency in the first quarter of 2010, while revenues from Slovakia grew 51.0% year-on-year.
Operating income before depreciation and amortization (OIBDA) totalled 215 million euros (-18.4% year-on-year in constant currency), impacted by lower usage, real estate capital gains recorded in the first quarter of 2009 (12 million euros), Universal Service Obligation recognition (3 million euros in the first quarter of 2009 and 0.3 million euros in the first quarter of 2010), and restructuring charges in 2010 (15 million euros). Outstripping the last three items, OIBDA would have decreased 7.1% year-on-year with OIBDA margin improving by 0.4 percentage points. Reported OIBDA margin reached 40.5% in the quarter (45.1% in the first quarter of 2009).
Operating cash flow (OIBDA-CapEx) totalled 173 million euros (-9.7% year-on-year in constant currency excluding above-mentioned factors; -22.8% in constant currency), with CapEx reaching 42 million euros, up to March (+6.6% year-on-year in constant currency) owing to greater mobile network, with increasing investment in the deployment of 3G network, and DSL investment.
January – March 2010 Results Telefónica     49

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2009				2010
	March	June	September	December	March	% Chg y-o-y

Final Clients Accesses	45,356.5	46,197.4	47,182.1	47,814.9	52,769.9	16.3
Fixed telephony accesses (1)	1,909.6	1,861.8	1,847.1	1,827.5	3,620.8	89.6
Internet and data accesses	1,463.7	1,555.4	1,656.8	1,754.7	4,364.0	198.2
Narrowband	155.4	148.7	142.6	137.3	559.4	n.m.
Broadband	1,277.8	1,375.9	1,483.6	1,589.1	3,776.0	195.5
Other (2)	30.4	30.9	30.6	28.3	28.5	(6.2)
Mobile accesses	41,855.5	42,647.5	43,542.3	44,095.0	44,599.5	6.6
Pre-Pay (3)	22,673.4	22,916.5	23,163.8	23,098.5	23,167.9	2.2
Contract	19,182.1	19,731.1	20,378.6	20,996.5	21,431.6	11.7
Pay TV	127.8	132.6	135.9	137.6	185.6	45.3

Wholesale Accesses (4)	1,324.4	1,381.3	1,403.2	1,425.2	1,152.5	(13.0)

Total Accesses	46,680.9	47,578.8	48,585.3	49,240.1	53,922.4	15.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	December 2009 includes the disconnection of inactive mobile prepay customers in Germany.

(4)	Includes Unbundled Lines by T. O2 Germany.

Notes:

•	Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

•	Starting March 2010, Telefónica Europe includes accesses from HanseNet.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Revenues	3,486	3,245	7.4
Internal exp capitalized in fixed assets	43	55	(21.0)
Operating expenses	(2,618)	(2,431)	7.7
Supplies	(1,480)	(1,509)	(1.9)
Personnel expenses	(364)	(319)	14.2
Subcontracts	(717)	(570)	25.8
Bad debt provision	(52)	(29)	80.2
Taxes	(4)	(4)	17.2
Other net operating income (expense)	4	1	n.m.
Gain (loss) on sale of fixed assets	(0)	13	c.s.
Impairment of goodwill and other assets	(0)	(0)	(1.5)
Operating income before D&A (OIBDA)	914	883	3.6
OIBDA Margin	26.2%	27.2%	(1.0 p.p. )
Depreciation and amortization	(709)	(720)	(1.5)
Operating income (OI)	205	163	25.7

Notes:

•	OIBDA and OI before management and brand fees.

•	HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively.
January – March 2010 Results Telefónica    50

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2009				2010
	March	June	September	December	March	% Chg y-o-y

TELEFÓNICA O2 UK
Final Clients Accesses	20,821.0	21,125.6	21,487.9	21,890.8	21,987.9	5.6
Internet and data accesses	404.5	456.9	527.1	591.5	632.4	56.3
Broadband	404.5	456.9	527.1	591.5	632.4	56.3
Mobile accesses	20,416.5	20,668.7	20,960.8	21,299.3	21,355.5	4.6
Pre-Pay	11,718.0	11,657.6	11,637.4	11,740.3	11,602.0	(1.0)
Contract	8,698.5	9,011.1	9,323.5	9,558.9	9,753.5	12.1
Total Accesses	20,821.0	21,125.6	21,487.9	21,890.8	21,987.9	5.6

TELEFÓNICA O2 GERMANY
Final Clients Accesses	14,737.6	15,186.1	15,672.6	15,792.5	20,571.4	39.6
Fixed telephony accesses	0.0	0.0	0.0	0.0	1,826.3	n.m.
Internet and data accesses	231.7	253.4	272.3	285.1	2,832.5	n.m.
Narrow Band	0.0	0.0	0.0	0.0	428.0	n.m.
Broadband	231.7	253.4	272.3	285.1	2,404.5	n.m.
Mobile accesses	14,506.0	14,932.7	15,400.3	15,507.4	15,864.7	9.4
Pre-Pay (1)	7,420.7	7,708.1	7,959.9	7,807.0	8,009.9	7.9
Contract	7,085.2	7,224.5	7,440.4	7,700.4	7,854.8	10.9
Pay TV	0.0	0.0	0.0	0.0	47.9	n.m.
Wholesale Accesses (2)	1,215.7	1,273.1	1,295.4	1,316.8	1,040.1	(14.4)
Total Accesses	15,953.3	16,459.2	16,968.0	17,109.3	21,611.5	35.5

TELEFÓNICA O2 IRELAND
Mobile accesses (1)	1,710.6	1,716.7	1,717.5	1,714.3	1,705.6	(0.3)
Pre-Pay	1,059.4	1,054.0	1,041.1	1,022.5	1,003.8	(5.2)
Contract	651.2	662.6	676.4	691.8	701.8	7.8
Total Accesses	1,710.6	1,716.7	1,717.5	1,714.3	1,705.6	(0.3)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,564.7	7,590.5	7,678.0	7,701.5	7,696.4	1.7
Fixed telephony accesses (3)	1,851.0	1,803.9	1,790.0	1,770.6	1,737.5	(6.1)
Naked ADSL	0.0	0.0	29.8	62.1	89.8	n.m.
VoIP	0.0	0.0	14.0	16.9	23.4	n.m.
Internet and data accesses	803.2	818.9	829.5	848.7	868.4	8.1
Narrowband	155.4	148.7	142.6	137.3	131.4	(15.5)
Broadband	617.3	639.3	656.3	683.1	708.4	14.8
Other (4)	30.4	30.9	30.6	28.3	28.5	(6.2)
Mobile accesses	4,782.8	4,835.1	4,922.7	4,944.6	4,952.7	3.6
Pre-Pay	2,186.7	2,172.5	2,176.7	2,130.2	2,094.8	(4.2)
Contract	2,596.1	2,662.6	2,746.0	2,814.4	2,857.9	10.1
Pay TV	127.8	132.6	135.9	137.6	137.7	7.8
Wholesale Accesses	108.7	108.2	107.9	108.4	112.4	3.4
Total Accesses	7,673.4	7,698.7	7,785.9	7,810.0	7,808.8	1.8

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	365.2	417.0	463.1	552.9	645.7	76.8
Pre-Pay	247.6	281.2	305.9	357.2	418.1	68.8
Contract	117.6	135.8	157.2	195.6	227.6	93.5
Total Accesses	365.2	417.0	463.1	552.9	645.7	76.8

(1)	450 thousand inactive prepay accesses were disconnected in December 2009.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

Note: Starting March 2010, Telefónica Europe includes accesses from HanseNet.
January – March 2010 Results Telefónica    51

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2009				2010
	Q4	Q1	Q2	Q3	Q1	% Chg y-o-y Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	12,798	13,304	13,579	14,176	14,155	10.6
ARPU (EUR)	24.2	25.3	25.5	24.0	24.0	(3.1)
Pre-Pay	12.3	12.8	12.4	11.7	11.3	(10.8)
Contract	40.6	41.6	42.0	39.1	39.4	(5.3)
Data ARPU (EUR)	8.8	9.2	9.6	9.5	9.6	7.2
% non-P2PSMS over data revenues	23.9%	26.6%	29.3%	29.4%	30.7%	6.8 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,555	5,819	5,775	6,108	6,223	12.0
ARPU (EUR) (1)	15.9	15.7	15.7	15.3	14.8	(6.6)
Pre-Pay (1)	5.4	5.5	5.9	5.8	5.7	4.2
Contract	26.8	26.5	26.1	25.2	24.2	(9.7)
Data ARPU (EUR) (1)	4.7	4.6	4.6	4.8	5.0	7.5
% non-P2PSMS over data revenues	33.5%	34.8%	37.4%	40.7%	40.9%	7.4 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,158	1,170	1,166	1,177	1,166	0.7
ARPU (EUR)	39.3	39.8	39.9	39.5	37.4	(5.0)
Pre-Pay	24.2	25.6	25.8	26.5	21.8	(10.1)
Contract	64.5	62.5	62.1	58.8	60.1	(6.8)
Data ARPU (EUR)	11.6	11.9	11.6	12.1	12.0	3.5
% non-P2PSMS over data revenues	35.8%	36.4%	36.2%	38.3%	38.3%	2.5 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	1,940	2,085	2,054	2,153	2,127	9.6
ARPU (EUR)	18.7	19.4	19.9	19.1	17.8	(11.2)
Pre-Pay	8.0	8.6	8.7	8.7	7.6	(10.2)
Contract	28.2	28.4	29.0	27.1	25.3	(15.7)
Data ARPU (EUR)	4.7	4.7	4.9	4.6	4.5	(10.2)
% non-P2PSMS over data revenues	45.5%	43.1%	45.7%	43.9%	45.0%	(0.5 p.p. )

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January – March 2010 Results Telefónica     52

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	12,798	26,102	39,680	53,856	14,155	10.6
ARPU (EUR)	24.2	24.7	25.0	24.7	24.0	(3.1)
Pre-Pay	12.3	12.6	12.5	12.3	11.3	(10.8)
Contract	40.6	41.1	41.4	40.8	39.4	(5.3)
Data ARPU (EUR)	8.8	9.0	9.2	9.3	9.6	7.2
% non-P2PSMS over data revenues	23.9%	25.2%	26.6%	27.4%	30.7%	6.8 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,555	11,375	17,150	23,257	6,223	12.0
ARPU (EUR) (1)	15.9	15.8	15.8	15.6	14.8	(6.6)
Pre-Pay	5.4	5.5	5.6	5.7	5.7	4.2
Contract	26.8	26.6	26.5	26.1	24.2	(9.7)
Data ARPU (EUR) (1)	4.7	4.7	4.6	4.7	5.0	7.5
% non-P2PSMS over data revenues	33.5%	34.2%	35.3%	36.7%	40.9%	7.4 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,158	2,328	3,494	4,672	1,166	0.7
ARPU (EUR)	39.3	39.5	39.7	39.6	37.4	(5.0)
Pre-Pay	24.2	24.9	25.2	25.5	21.8	(10.1)
Contract	64.5	63.5	63.0	62.0	60.1	(6.8)
Data ARPU (EUR)	11.6	11.8	11.7	11.8	12.0	3.5
% non-P2PSMS over data revenues	35.8%	36.1%	36.1%	36.7%	38.3%	2.5 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	1,940	4,025	6,080	8,232	2,127	9.6
ARPU (EUR)	18.7	19.1	19.4	19.3	17.8	(11.2)
Pre-Pay	8.0	8.3	8.4	8.5	7.6	(10.2)
Contract	28.2	28.3	28.5	28.2	25.3	(15.7)
Data ARPU (EUR)	4.7	4.7	4.8	4.7	4.5	(10.2)
% non-P2PSMS over data revenues	45.5%	44.3%	44.8%	44.6%	45.0%	(0.5 p.p. )

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January – March 2010 Results Telefónica     53

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg	% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	1,634	1,563	4.6	2.1
Service revenues	1,503	1,422	5.6	3.1
OIBDA	414	376	9.9	7.3
OIBDA margin	25.3%	24.1%	1.2 p.p.
CapEx	162	124	30.2	27.1
OpCF (OIBDA-CapEx)	252	252	(0.1)	(2.5)

TELEFÓNICA O2 GERMANY
Revenues	1,074	886	21.2	21.2
Service revenues	702	695	1.0	1.0
OIBDA	241	202	19.4	19.4
OIBDA margin	22.4%	22.8%	(0.4 p.p. )
CapEx	113	184	(38.4)	(38.4)
OpCF (OIBDA-CapEx)	128	18	n.m.	n.m.

TELEFÓNICA O2 IRELAND
Revenues	211	224	(5.8)	(5.8)
Service revenues	196	210	(6.6)	(6.6)
OIBDA	59	69	(14.6)	(14.6)
OIBDA margin	27.8%	30.7%	(2.9 p.p. )
CapEx	9	9	(3.8)	(3.8)
OpCF (OIBDA-CapEx)	50	60	(16.3)	(16.3)

TELEFÓNICA O2 CZECH REPUBLIC (1)
Revenues	530	548	(3.1)	n.c.
Service revenues	261	270	(3.3)	n.c.
OIBDA	215	247	(13.0)	n.c.
OIBDA margin	40.5%	45.1%	(4.6 p.p. )
CapEx	42	37	13.3	n.c.
OpCF (OIBDA-CapEx)	173	210	(17.6)	n.c.

(1)	Includes Slovakia.

Notes:

•	OIBDA before management and brand fee.

•	HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively.
January – March 2010 Results Telefónica     54

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP1
The Atento Group continued to post business growth and improved profitability in the first quarter of 2010.
Revenues advanced 14.2% year-on-year (+6.0% in organic terms) to 362 million euros. This was mainly due to increased activity in Brazil, Argentina and Spain together with the new business secured with BBVA in the US from the end of 2009.
The diversification of the customer portfolio continued in the first three months of 2010, with multisector customers (outside the Telefónica Group) accounting for 56.3% of revenues (56.0% in January — March 2009).
With regard to the geographical breakdown of revenues in first quarter of 2010, Brazil was the largest contributor to total revenues with 54% (up from 47% in the first quarter of 2009), followed by Spain with 15% (down from 17% in March 2009) and Mexico with 11% (12% in January-March 2009).
The Atento Group’s offshored revenues accounted for 6.8% of the total revenues in the first quarter of 2010, mainly from Spain and Mexico.
Operating income before depreciation and amortisation (OIBDA) totalled 35 million euros, representing a 23.5% year-on-year growth in the first three months (+16.0% in organic terms), ahead of the revenue growth rate. This improvement was mainly due to the optimisation of platform costs, mainly in Spain, Mexico, Chile and Colombia.
The OIBDA margin stood at 9.6%, up 0.7 percentage points from the first three months of 2009 (+0.8 percentage points in organic terms).
CapEx in the first quarter amounted to 27 million euros (+173.8% year-on-year; +154.7% organic), mainly due to equipment renewal in Mexico, customer service positions and new equipment in Brazil. This CapEx evolution should not be extrapolated for the next quarter.
Operating cash flow (OIBDA-CapEx) was 7.7 million euros, down 58.0% year-on-year from January-March 2009 (-59.0% organic).
The Atento Group ended the quarter with 71,035 positions in place, 11.4% more than at the end of March 2009.

[1]	Organic assumes 2009 average exchange rates of the period and excludes hyperinflationary adjustments in Venezuela in 2009 and 2010.
January – March 2010 Results Telefónica     55

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - March
	2010	2009	% Chg

Revenues	362	317	14.2
Internal exp capitalized in fixed assets	—	—	—
Operating expenses	(327)	(289)	13.3
Supplies	(19)	(27)	(28.6)
Personnel expenses	(257)	(223)	15.4
Subcontracts	(51)	(38)	32.6
Bad debt provision	1	(0)	c.s.
Taxes	(1)	(1)	24.7
Other net operating income (expense)	0	0	(32.4)
Gain (loss) on sale of fixed assets	—	(0)	n.s
Operating income before D&A (OIBDA)	35	28	23.5
OIBDA Margin	9.6%	8.9%	0.7 p.p.
Depreciation and amortization	(9)	(9)	3.3
Operating income (OI)	25	19	32.9

Note:	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January – March 2010 Results Telefónica     56

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part

Telefónica de España (1)	100.00
Telefónica Móviles España (1)	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y Comunicaciones de España	100.00
Iberbanda	58.94

(1)	Company owned through Telefónica S.A.
TELEFÓNICA LATINOAMÉRICA

% Part

Telesp (1)	87.95
Telefónica del Peru (2)	98.34
Telefónica de Argentina	100.00
TLD Puerto Rico	98.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)(6)	50.00
T. Móviles Argentina	100.00
T. Móviles Peru	100.00
T. Móviles Mexico (6)	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panama	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile) (6)	100.00

(1)	Effective participation 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile S.A. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (59.42%).

(6)	Company owned through Telefónica S.A.
TELEFÓNICA EUROPE

% Part

Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Hansenet (Alemania) (2)	100.00
Jajah (Estados Unidos)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part

Atento Group (1)	100.00
Telefónica de Contenidos (Spain) (1)	100.00
Mobipay Internacional (1)	50.00
Telco SpA (Italy) (2)	46.18
IPSE 2000 (Italy) (3)	39.92
Mobipay España (3)	16.63
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (4)	9.86
China Unicom (Hong Kong) Limited (China)	8.37
ZON Multimedia (5)	5.40
BBVA (1)	0.97
Amper (1)	6.10

(1)	Company owned through Telefónica S.A.

(2)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.49%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.21%.

(3)	Ownership directly or indirectly held by Telefónica Móviles España.

(4)	Telefónica’s Group effective participation. Telefónica Group participation would be 10% if we exclude the minority interests.

(5)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.
January – March 2010 Results Telefónica     57

ADDENDA
Significant Events
•
On 11 May 2010, Telefónica paid an interim dividend from 2010 net income, of a gross amount of 0.65 euros. Additionally the Board of Directors will submit for approval of the Annual General Shareholders Meeting the distribution of a dividend with a charge to unrestricted reserves and to be paid in the second half of 2010, of a gross amount of 0.65 euros.

The Company confirms its targets for dividend distributions until 2012 in the terms previously announced (a dividend increase up to 1.40 euros per share for 2010, and up to a minimum of 1.75 euros per share for 2012).

•
On 6 May 2010 Telefónica, S.A. submitted to the Portuguese company Portugal Telecom, SGPS, S.A. a Cash Offer (the “Offer”) for the acquisition of the shares representing 50% of the capital stock of the Dutch company Brasilcel, N.V., owned by Portugal Telecom, SGPS, S.A., for a total purchase price 5,700 million euros.

The Offer is binding, it is not subject to any condition, and it states a deadline of two months, since its acceptance, to complete the above mentioned acquisition of the shares of Brasilcel, N.V. Telefónica, S.A. considers that the applicable regulatory approval in Brazil will be obtained within such period of time.

Brasilcel, N.V. is a company 50-50 owned by Telefónica, S.A. and Portugal Telecom, SGPS, S.A., which owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.

The Offer also contemplates that Telefónica will launch a tender offer over the ordinary shares (ONs) of Vivo Participações, S.A., which are not owned by Brasilcel, N.V., representing, approximately, 11.1% of the total number of ordinary shares (ONs) and 3.8% of the total capital stock of Vivo Participações, S.A. The price per ordinary share (ON) in such tender offer would be 80% of the value attributed to each ordinary share (ON), owned by Brasilcel, N.V., in the Offer, hence the total price would be, approximately, 600 million euros.

January – March 2010 Results Telefónica     58

ADDENDA
Changes to the Perimeter
In the first quarter of 2010 the following changes in the consolidation perimeter took place:
•
Telefónica, through its 100%-owned subsidiary, Telefónica Europe Plc, acquired 100% of the leading communications innovator JAJAH Inc., for the value of 145 million euros in January 2010. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
On 16 February 2010, and once the relevant regulatory authorisations have been obtained, Telefónica, through its subsidiary Telefónica Deutschland GmbH, has completed the acquisition of the German telecommunications operator HanseNet Telekommunikation GmbH for a firm value of 912 million euros.The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
In the first quarter of 2010, the investment in the subsidiary Telyco Marruecos S.A. has been classified as non-current assets and liabilities held for sale. Till then, the company was consolidated in Telefónica’s perimeter under the full consolidation method.

January – March 2010 Results Telefónica     59

DISCLAIMER
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For additional information, please contact.
Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)
Phone number: +34 91 482 87 00
Fax number: +34 91 482 85 99
Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer